UNITED STATESSECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C., 20549



                   GENERAL FORM FOR REGISTRATION OF
                  SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


DIABETEX INTERNATIONAL CORP.
(Name of Small Business Issuer in its charter)

NEVADA			                   87- 0652348
(State or other jurisdiction of     	(IRS Employer Identification
incorporation or organization)                          No.)


142 Ferry Road Suites 1 & 2, Old Saybrook, CT     06475
(Address of Principal Office)			               (Zip Code)

Issuer's telephone number (860) 395-1933

Securities to be registered pursuant to Section 12(b) of the Act

	Title of each class		    Name of each exchange on which
                                        registered
Securities to be registered pursuant to Section 12(g) of the Act

     Title of each class       Name of each exchange on which registered

      DBTX COMMON STOCK           NASD OTC BB

Item 1.  Description of Business:

HISTORY OF THE COMPANY

Diabetex International Corporation ("Diabetex" or the "Company") was founded on September 14, 1983. The original name of the Company
was Sheridan Industries Inc.   Through a merger in December 1998,
the Company moved from Utah to Nevada and changed its name from Sheridan Industries, Inc. to Diabetex International Corporation to reflect its new strategy. This new strategy was to focus on diabetes-related products and services.

On June 30, 1999, Diabetex acquired the rights to a treatment program for metabolic diseases called Metabolic Activation. This treatment program was the property of Advanced Metabolic Systems, a Delaware corporation ("AMSys"). In addition to Metabolic Activation, AMSys provided and continues to provide certain other products and services, which the Company did not wish to acquire and AMSys did not wish to license. In order to provide an avenue for the Company to acquire the rights to Metabolic Activation AMSys spun a new corporation, Advanced Metabolic Technologies, Inc. ("AMTech"). All of the assets held by AMSys associated with metabolic disorders became the assets of AMTech. Diabetex, in turn, acquired 100% of this new company. AMTech is a wholly owned subsidiary of Diabetex International, Corporation. This acquisition combined two complimentary technologies, diabetes metering systems with diabetes treatment technology. In the trade of Diabetex's shares for AMTech, no "tax free" exchange status was sought.

AMSys operates in Connecticut. Its principal line of business is to provide consulting services to physicians in the area of metabolic disorder treatments. Diabetex assumed no liabilities of AMSys other than those required by any license now an asset of AMTech, its wholly owned subsidiary. No creditor of AMSys was adversely affected by the acquisition of the assets transferred to AMTech. The consideration for the acquisition of the AMSys diabetes related assets is 1,232,261 shares of Common Stock valued at $10.00 per share (c.f. 10 Financial Statements).

Following the acquisition of AMTech from AMSys, AMSys continued to perform billing, collections and other administrative services for Diabetex for a period of one year. AMSys has not performed any services for Diabetex since June 30, 2000. These services are now performed by Diabetex personnel.

Diabetex believes it employs sufficient and appropriate personnel to operate this new subsidiary and to promote its clinical treatment business. The Company's personnel is addressed later in this registration statement, and all material employment contracts are made an exhibit hereto by reference.

In June 1999, the Company acquired an exclusive license from Hamilton-May Corporation ("Hamilton-May") for an insulin infusion pumping system. Hamilton-May is awaiting patents for this device, which has been named the "Fluid Micrometer". Hamilton-May, a Nevada corporation, has developed prototype devices with the ability to modify the current infusion pump systems with its fluid micrometer. This new technology is intended to deliver metabolic disorder treatment as well as Continuous Subcutaneous Insulin Infusion ("CSII") for individuals with diabetes while measuring glucose levels.


THE PRODUCTS AND SERVICES

At present Diabetex is concentrating on three independent yet related product lines:

* Non-invasive Glucose Meter and Blood Analyzer
* Metabolic Activation Clinics
* Infusion Pumps

Each of the Company's products in development has unique competitive advantages for measuring and treating diabetes. The Company's primary mission is to develop and commercialize clinically proven products and treatments, which meter, contain, stabilize and reverse the effects of the complications caused by diabetes (July 1999 Journal of Clinical Endocrinology). These include heart disease, stroke, hypertension, kidney disease, blindness and poor quality of life.

Diabetex holds its Metabolic Activation clinic business as a wholly owned subsidiary, Advanced Metabolic Technologies (AMTech), which is the licensee of the Metabolic Activation patent. The Company owns no manufacturing facilities and holds no patents of its own related to its product lines. It controls these patents through exclusive licensing agreements (the agreements are included by reference in this Registration Statement). The Company has also established various strategic partnerships, which will assure ongoing research, development and manufacturing capabilities during the plan period and beyond.

Glucose Meters and Blood Analyzers

The Company is developing a non-invasive miniature radio frequency glucose meter and blood analyzer. The Company believes that commercialization can be completed within 18 months. In addition, Diabetex is developing new patents to further enhance these activities. Sales assumptions are predicated on a penetration into 16.7% of the U.S. market. Sales for the meter are estimated to be more than $3.5 billion over five years. Pre-tax margins are expected to approximate 60%. Currently, there are no approved non-invasive glucose meters for the 4.6 million individuals with diabetes. Such meters will eliminate the requirement for individuals with diabetes to puncture their skin multiple times each day. The Company is also developing radio frequency technology to create non-invasive readings of other blood chemistry components such as cholesterol and hemoglobin.

Infusion Pumps

Diabetex has exclusive licensing rights to develop and market a line of pumps that adjust the infusion of insulin for individuals with diabetes. The final product should be more efficient, less expensive and more durable than the competitors' current market offerings. Today, the $325 Million market for these pumps is growing at a 50% annual rate. (Hoovers On-Line, June, 2000 "The Wall Street Transcript Publishes Money Manager Interview with David Kliff) The Company believes that commercialization of the Company's pumps will be completed within 12 months.

METABOLIC ACTIVATION CLINICS

Currently, the Company has licensed five active Metabolic Activation Clinics (California, Texas, Colorado, Kansas, and Massachusetts). This patented process enhances the individuals' with diabetes ability to metabolize glucose. Plans are to open a Company-owned prototype clinic in New York City within six months. The success of the prototype would enable Diabetex to open 12 to 20 clinics in other major metropolitan areas within two years.

THE MARKET

Definition of the Market: The final or end user market includes all those individuals in the U.S. who are afflicted with the disease called "diabetes." Diabetes is a group of diseases characterized by high levels of blood glucose resulting from defects in insulin secretion, insulin action, or both. Diabetes can result in serious complications and premature death.

There are two major types of diabetes:

* Type I Diabetes, which is also know as Insulin Dependent Diabetes Mellitus or IDDM, is characterized by low or absent levels of circulating endogenous insulin so that the patient is dependent on injected insulin to sustain life. Onset of IDDM is predominantly in young people. However, it can occur at any age.

* Type II Diabetes, which is also known as Non-Insulin Dependent Diabetes Mellitus or NIDDM, is characterized by levels of insulin, which may be normal, elevated or depressed. Hyperinsulinemia and insulin resistance characterize most patients. In the early stages of this disease insulin injections are not part of treatment. However insulin injections may be used as part of the treatment once diet and oral agents fail to control blood glucose levels. It usually occurs in people over 40 years old. But it can occur at any age.

There are other types of diabetes, however, they encompass a minute portion of the population.

The dollars spent within the market are comprised of those afflicted with diabetes ,and reflects the costs and expenses to provide and receive treatment for complications caused by the disease. Such complications include heart disease, stroke, high blood pressure, blindness, kidney disease, nervous system disease, dental disease, difficulty during pregnancy, and lower limb amputation. The costs related to these complications encompass care in hospitals, clinics and nursing homes, outpatient visits, physicians' fees, equipment, supplies and medicines.

THE SIZE OF THE MARKET IN TERMS OF PEOPLE

At present there are an estimated 16.2 million in the U.S. who have diabetes, which is 5.9% of the population. It is also estimated that 5.6 million of those individuals are as yet undiagnosed. Further, it is estimated that more than 800 thousand new cases are diagnosed each year. Table A below shows the present size of the market by type of disease and age.


                              Table A
                      Diabetes Market Size by Type and Age
                          (People in Thousands)

             Type I          Type II                        Total
         -----------------  --------------------        -------------------
Age Group   People  Percent  People      Percent           People   Percent
(18)        124         8%             -          0%         124       1%
18-44       683        45%         1,762         12%       2,445      15%
45-64       367        24%         5,580         38%       5,947      37%
65+         342        23%         7,342         50%       7,684      47%

Total     1,516       100%        14,684        100%      16,200     100%

Sources: National Center of Health Statistics (NCHS); U. S. Census Bureau.


Table A shows that those with Type I diabetes tend to be young while those with Type II tend to be older. This is further seen in Table B, in which the age distribution of individuals with diabetes by type is compared to the general U.S. population.

                                     Table B
                 Index of Diabetes Market Size by Type and Age
                      Type I                                 Type II
           -------------------------                 ------------------------
           Percent of   Percent of                Percent of  Percent of
Age Group  Diabetics  Population Index            Diabetics  Population Index
(18)             8%       25%       0.33               0%          25%     -
18-44           45%       40%       1.13              12%          40%   0.29
45-64           24%       23%       1.05              39%          23%   1.68
65+             23%       12%       1.88              49%          12%   4.14

Total          100%      100%       1.00             100%          100%    1.00

Sources: National Center of Health Statistics (NCHS); U.S. Census Bureau.


Both Tables A and B show that although Type I diabetes affects youths more than Type II, the incidence of diabetes is more prevalent in older people, especially Type II. It is also important to note that while virtually all individuals with Type I diabetes are users of insulin injections, there are individuals with Type II diabetes who also use insulin injections. According to NCHS, about 43% of all diagnosed individuals with diabetes in the U.S. are treated with insulin. This means that of the total 10.6 million diagnosed individuals with diabetes, 4.6 million are treated with insulin. Virtually all 1.5 million individuals with Type I diabetes use insulin treatment. Three million people diagnosed with Type II diabetes also use insulin.
This amounts to about 33% of individuals diagnosed with Type II diabetes who use insulin. A summary in Table C follows.

                                    Table C
                            Diabetics by Insulin Usage
                             (People in Thousands)

 Type                                   People         Percent of Total
Diagnosed Type I  (Use Insulin)            1,516              9.3%
Diagnosed Type II (Use Insulin)            3,042             18.8
Subtotal                                   4,558             28.1%
Diagnosed Type II (No Insulin Usage)       6,042             37.3
Subtotal                                  10,600             65.4%
Undiagnosed Diabetics  (No Usage)          5,600             34.6
Total                                     16,200            100.0%


Sources: NCHS; U.S. Census Bureau.

Although the total U.S. population with diabetes is 16.2 million (see Table C above), the Company's target market is the 4.6 million individuals with diabetes who use insulin, and especially the 1.5 million who have Type I diabetes.

Size of the Market in Terms of Healthcare Costs:

The nation's estimated totalannual healthcare cost related to diabetes in the year 2000 is forecasted to be $115 billion. It is segmented approximately as shown in Table D.

                                    Table D
                      Estimated Diabetes Healthcare Costs
                            Years 1997 and 2000
                            (Dollars in Billions)

Cost Type                      1997                2000
Inpatient Hospital Care     $  27.5              $  32.3
Nursing Home Care               5.5                  6.5
Outpatient Visits              11.0                 12.9
Subtotal Direct Healthcare  $  44.0              $  51.7
Disability Costs               37.1                 43.5
Mortality Costs                16.9                 19.8
Total                       $  98.0               $115.0

             Sources: America Diabetes Association; U.S. Census Bureau

This amounts to nearly $11,000 per year (or $30 per day) for every person diagnosed with diabetes in the U.S. By comparison, total annual expenditures on diabetes treatment and diabetes related disability and death is equivalent to the entire U.S. soft drink market. This is ten times the amount consumers spend going to the movies, which includes ticket price and concession expenditures.


PRODUCT LINES

* NON-INVASIVE GLUCOSE METER AND BLOOD ANALYZER

Individuals with diabetes who receive insulin treatment must measure their blood sugar level several times a day. Individuals with insulin dependent diabetes test their blood glucose level using glucose meters, which are about the size of a cassette tape. After first lancing their finger with a lancet, they apply a drop of blood onto a calibrated test strip. The chemical reaction indicated by the strip is then analyzed by the meter, which determines blood glucose levels. This method is painful, and often results in individuals with diabetes not testing their blood as frequently as is medically desirable.

Individuals with diabetes want to test their blood without pain, and as frequently as needed. Diabetex has obtained the licenses to a patented, non-invasive technology for analyzing blood chemistry using radio frequency, including, but not limited to blood glucose. Diabetex has obtained the prototype models and an exclusive license to the patented technology from Solid State Farms, Inc. The Company is also developing its own patents for this technology.

* METABOLIC ACTIVATION CLINICS

Metabolic Activation stimulates the liver to function properly. The liver is the primary chemical manufacturing and processing organ for the body. It provides enzymes needed for body-wide metabolism. In individuals with diabetes, it is the absence or lower levels of certain enzyme functions that result in body-wide metabolic dysfunction. Not only does this contribute to the fact that individuals with diabetes often feel sickly and enervated, but also to the development of the complications of the disease.

The problem of managing diabetes is not simply that of improper blood sugar levels. Rather, it is improper metabolism. This causes many of the complications of the disease such as heart disease, stroke, high blood pressure, nerve damage and blindness.

Diabetes is a metabolic disorder caused by the lack of, or poor utilization of, insulin. In individuals without diabetes, insulin secreted by the pancreas in response to carbohydrates (sugar) in food first goes to the liver by way of the portal vein. Food is digested and absorbed by the stomach and small intestine. The liver is the primary "target organ" of insulin. Insulin and sugar arriving at the liver at the same time cause it to "turn on" and to manufacture enzymes. Half of the incoming glucose is used by the liver for energy or stored for later use as glycogen or fat.

In the case of Type I diabetes, insulin is not manufactured by the pancreas and, therefore, is not released into the liver. Sugar, which is not efficiently used, continues to circulate, raising blood sugar levels and being used less efficiently by the liver and by other body tissues. In Type II diabetes, insulin is manufactured. But, it is released late from the pancreas and is not used efficiently. Therefore, diabetes is not a disease of blood sugar, but rather a disease of metabolism.

The Company's Metabolic Activation treatment acts to reestablish proper body-wide metabolism by restoring carbohydrate metabolism, reducing high lipid metabolism and restoring certain other metabolic functions. The primary effect is the restoration of the ability to both store and release glucose as individuals without diabetes do. It also activates metabolism needed to properly feed the heart and other tissues both directly and indirectly through complicated hormone-fuel metabolism processes. It is critical to note that only Metabolic Activation has been able to achieve this broad body-wide result, which stabilizes and even, in some cases, reverses the complications caused by the disease. [July 1999 issue of Journal of Clinical Endocrinology]

To deliver Metabolic Activation, an insulin algorithm is programmed into the Company's proprietary pump, which delivers a series of intravenous insulin pulses administered concomitantly with the ingestion of oral glucose. This gives to the liver and the rest of the body the same signals an individual without diabetes receives during a meal. These signals cause the liver to "activate" and to begin metabolizing the incoming glucose in a more normal way. Once the liver is "activated," the effects persist for a period of some time after the treatment. For maximum benefit, patients are typically treated once a week.

* MEDICAL INFUSION PUMPS

The Company is the exclusive licensee of Hamilton-May's "Fluid Micrometer" pumping system. There are four pumps in this product line. The Company anticipates that the first will replace the existing pump for the Company's Metabolic Activation treatment program. The second is a general use infusion pump (similar to the Metabolic Activation pump). The third is a wearable insulin pump (used as a replacement for daily multiple injections). The fourth, an automatic treatment pump, is the next generation of the first and second products mentioned above. It is bi-directional, in that it will withdraw a very precise amount of blood and test it using in-line probes. Once the blood is analyzed the pump will infuse based on the results of the test. This pump will use a conventional blood test circuit built into the pump itself. The Company believes that this pump can be fitted to use any probe and any medicine.

Market Size and Growth: Table E summarizes the present size and forecasted growth of the market segments of the Industry.

                                     Table E
                            Market and Growth Forecast
                               (Dollars in Millions)

               Existing         Disposable    Potential
               Insulin          Insulin       Activation   Glucose  Total
Year           Pumps            Pumps*        Clinics      Meters*   Market
2000        $    349             $    -      $        24  $  3,245 $  3,618
2001             523                 23               77     3,430    4,053
2002             759                 79              163     3,626    4,627
2003           1,062                183              716     3,833    5,794
2004           1,434                368            3,027     4,051    8,844
2005         $ 1,864           $    796       $    8,000   $ 4,282  $14,942

                    * Includes disposable supplies and materials.

Sources: NCHS, ADA, CVS, MiniMed, U.S. Census Bureau and Management Forecasts.


Diabetex operates in a market characterized by rapid technological change, innovation and advancement. It holds out vast potential for growth (c.f.
Table E above).   As insulin pumps become much more user friendly and
accurate, the Company believes that they will rapidly replace the syringe method of injection. Disposable pumps are less expensive and easier to use. Glucose meters will increasingly be non-invasive through radio frequency and other technology. Metabolic Activation treatment substantially improves the treatment of diabetes and its related complications. The forecast assumes that in the year 2005 only 10% of individuals with Type I diabetes will qualify to receive Metabolic Activation treatment.

COMPETITIVE ASSESSMENT

Competitors and competitive characteristics vary widely by the Company's three product lines. Therefore, each one must be addressed separately.

Data provided by the NCHS and the U.S. Census Bureau indicate that the market for Infusion Pumps in the year 2000 is about $350 million and is expected to increase to about $2.7 billion (including non-disposable and disposable) by 2005. The dominant competitor is MiniMed Inc., which currently controls about 80% of the insulin pump market. During the past five years its annual revenues have grown from $57 million to $212 million, an average annual compound growth rate (AACGR) of 39%. Its domestic sales of pumps have been growing at an AACGR of 56%. During the past 18 months its total annual revenue growth rate has accelerated to more than 50%. Its net margin exceeds 10% and the company is essentially debt-free. Its working capital exceeds $250 million and it has cash on hand of $92 million. MiniMed's ultimate objective is to create a total solution for diabetes through the development of an artificial pancreas.

MiniMed is a powerful competitor in its segment. The Company, however, believes that MiniMed's power and driving force present opportunities for Diabetex to become a primary competitor. The total market is expected to grow from $350 million to $2.7 billion. If it is assumed that MiniMed will continue to maintain an 80% market share, $540 million will remain for other competitors including Diabetex.

The market for Metabolic Activation clinics is more difficult to assess in terms of competition because there is no direct competition. There are many clinics where patients can go for treatment of diabetes. Most of these are associated with hospitals or physicians' group practices. There are, however, no competitive organizations that operate on a significant regional or national scale, and none offer Metabolic Activation. There are some clinics, which are noted for their research, such as Joslin Diabetes Center in Massachusetts. It is expected that none of the existing clinics will present significant competition for Diabetex. In fact, these clinics may actually present opportunities for strategic alliances through licensing in the future.

The market for glucose meters is rapidly changing. Historically, the process of using glucose meters has involved patients pricking their fingertip several times a day in order to draw blood, which is then applied to a strip and analyzed for blood sugar level by a meter. As Table E shows, in its present configuration, the cost of the meter compares favorably with the ongoing cost of daily supplies.

Major competitors, who are also potential strategic partners, include well-known companies in the healthcare field such as Abbott Laboratories (MediSense, ExacTech, Precision QID); Bayer Corporation (Glucometer Elite); Roche Group (Accu-Check Complete); and Johnson & Johnson, which leads the competitive field with LifeScan. The Company believes that is about to change. Technology is moving the product away from painful finger pricking and blood smearing toward minimally invasive or non-invasive glucose meters. Minimally invasive are worn and inserted into the subcutaneous tissue where this fluid is drawn rather than blood samples. Although it is not completely non-invasive, it is less painful than finger pricking. A number of these products have been, and continue to be developed and tested with varying degrees of success in terms of accuracy.

A primary case in point is the GlucoWatch Biographer ("GlucoWatch"), produced by Cygnus, Inc. of Redwood, CA ("Cygnus"). The GlucoWatch, which has yet to come to market, has received its pre-market approval (PMA) from the FDA. It expects final FDA approval in time for commercial introduction in early 2001. Cygnus promotes the device as a "non-invasive glucose meter". In fact, it is not. It also does not monitor blood chemistry in real time. The device utilizes an "electro-osmosis" system, which extracts glucose from fluid between skin tissue rather than blood. The glucose molecules are collected in gel collection discs that are part of a single-use AutoSensor. The gel collection discs contain the enzyme glucose oxidase. As glucose enters the discs, it reacts with glucose oxidase in the gel to form hydrogen peroxide. A biosensor in contact with each gel collection disc detects the hydrogen peroxide, generating an electronic signal. The GlucoWatch uses the calibration value previously entered by the patient to convert the signal into a glucose measurement. The glucose measurement is then displayed on the biographer and stored in memory. The device is capable of providing up to three glucose readings per hour for 12 hours after a single point calibration with the results from a standard finger-stick meter. The GlucoWatch can cause mild skin irritation that can take up to several days to heal. The GlucoWatch has been tentatively priced for retail sale at $300.00, with the disposable AutoSensor priced at about $4.00. At two uses per day, the cost to the consumer of the AutoSensor would be about $2,900 per year. In addition, according to the FDA, the GlucoWatch is intended to supplement finger-stick blood glucose testing, not to replace it.

Other competitors products are also being developed and tested, which include minimally invasive meters that extract glucose from subcutaneous tissues and those that operate on infrared technology. Most of those now in progress tend to be experiencing challenges of convenience or accuracy. For example, one subcutaneous continuous glucose metering system, which records and stores glucose values in memory, was approved by the FDA for use by physicians. This device, which is inserted into the skin (the sensor remains in the subcutaneous tissue once the needle is removed), does not provide measurements to the patient. Reportedly, those metering systems using infrared technology tend to be slow and are not accurate. Laser technology, used to boost the power of infrared metering systems, is very expensive.

The Company is not aware of a successful non-invasive glucose meter and blood analyzer.

DIABETEX'S COMPETITIVE POSITION

The Company is in the process of designing, developing pumps and meters, while planning to expand its Metabolic Activation clinics. It has several patent license agreements, and its own research team has the potential to create proprietary patents. Diabetex continues to seek to establish strategic partnerships with organizations that provide ongoing research, manufacturing and distribution capabilities. It has generated only minimal revenues from licensing its Metabolic Activation process. The Company must be considered an "developmental stage" enterprise. The following assesses the Company's positioning in terms of its "distinctive product characteristics" and its "ongoing challenges" in relation to the market and to existing competitors.

NON-INVASIVE GLUCOSE METER AND BLOOD ANALYSER

The completed non-invasive glucose meter and blood analyzer is based on radio frequency technology. The following are the completed meter's distinct qualities and competitive advantages, particularly in relation to the traditional lancet method:

* Non-invasive and painless.
* Greater accuracy than existing products.
* Allows measurement at any time.
* No expensive supplies.
* Priced competitively.
* Protected by strong patents.
* Continuous readings more accurately and faster than current lancet procedures.

Although the Company believes these distinctive product characteristics suggest that its non-invasive glucose meter and blood analyzer will have a competitive advantage over any existing or potential competitors, the Company still faces significant challenges before it can successfully bring it to market.

* Design and testing must be completed.
* FDA approval must be sought and received.
* Distribution channels may be achieved internally or through strategic alliances.
* Effective brand-oriented marketing programs must be prepared.

METABOLIC ACTIVATION CLINICS

The Company believes that Metabolic Activation treatment through both Company-owned and licensed clinics is the business line from which the Company has the greatest opportunity to initially expand its revenues and add substantial profits. This treatment uses a pump that has been tested and has received 510(k) market-clearance from the FDA. Its distinctive product characteristics and advantages are clear:

* It addresses the core issue of metabolic dysfunction.
* It is beyond the experimental stage with five (5) licensed clinics/hospitals.
* It has been proved to be highly effective in stabilizing and reversing the debilitating complications caused by diabetes.
* Patented equipment exists and can be made available for use in clinics.

 Along with these positive factors, there are some challenges:

* A Company-owned and opertated prototype clinic must be successful.
* The prototype must be replicated in several markets.
* Arrangements must be made to equip clinics.
* Physicians, administrators and technicians must be recruited and trained.
* Effective brand-oriented marketing programs must be prepared.
* Acceptance and simplification of third party payments.

INFUSION PUMPS

The Company's primary potential entry into the infusion pump market is the Fluid Micrometer Pump. It has several highly distinctive characteristics:

* Greater accuracy with its disposable cartridges.
* A more efficient rate of insulin flow to the patient.
* Simplicity of design with no drip bags.
* Much lower price compared to the industry average of $5,000.
* The technology can be used in the Metabolic Activation pump.


As with the Company's other products, there are some challenges:

* Further development and testing is required.
* FDA approval must be sought and received.
* Distribution channels must be established.
* Effective brand-oriented marketing plans must be prepared.

REQUIRED FINANCING:

The Company is seeking $4.0 million of new financing. As discussed later in this document, this financing will be used for working capital and for product development during the eighteen months of the plan.

RELATIONSHIPS IN PROVIDING EQUIPMENT AND SERVICES

The Company has used the Aoki Diabetes Research Institute
("Research Institute") for treatment verification. The Research Institute, as a non-profit entity, is able to conduct clinical trials and work with other entities to conduct studies at a lower cost than would otherwise be required of the Company.

The Company currently has a location in Sacramento, California in a shared-space arrangement with licensor Hamilton-May. The Company anticipates assembling the new pump under an original equipment manufacturer (OEM) agreement at the Sacramento site. The Company has acquired a complete boxing and shipping system through its co-location with the Hamilton-May companies. This shared location is on a month-to-month rental. It was offered to the Company to help centralize the manufacture, shipping and handling facilities. No long term agreements or leases are in effect, and the Company can re-locate at will.

CONSUMER BASE

Diabetex operates in a market, which consists of 16.2 million individuals with diabetes, (c.f. Table C above), whose annual medical, disability and mortality cost in the United States is $115 billion (c.f. Table D above). During the past 2 years, the Company has addressed three areas critical to the care and treatment of individuals with diabetes, namely: a) measuring blood sugar levels; b) providing infusions of insulin; and c) correcting metabolic dysfunction. The Company's specific market niche in the year 2000 is $3.6 billion. During the next five (5) years, this market is expected to increase at an annual rate of 33% and to reach a level of $15 billion. Much of the growth will be driven by new product introductions and product growth will be driven by new product introductions and product substitution as a result of technological advancement.

COMPETITION

There will be strong competition for market leadership. Competition in the largest segment (glucose meters and supplies) is evident among the major pharmaceutical companies, including Johnson & Johnson, Abbott Laboratories, Bayer Corporation, and The Roche Group. Specialty companies such as MiniMed currently dominate a smaller segment of the market. This infusion pump market is growing at 50% annually. To date, the Company believes that no company has come up with a successful glucose meter based on radio frequency technology.

LICENSES

a.) An exclusive worldwide license from Solid State Farms, Inc. to develop, manufacture and market a patented device to non-invasively determine blood glucose levels. This device is under development and has not been approved by the FDA.

b.) An exclusive license with Thomas Aoki and his Research Institute to use and market a patented treatment for diabetes patients known as Metabolic Activation. All drugs used in Metabolic Activation therapy have met all FDA requirements for use on human patients, and the delivery device currently in use has received market-clearance pursuant to section 510(k) of the Food and Drug Act. The market-clearance number is K875316.

c.) When a commercially viable unit is developed, an exclusive worldwide license from Hamilton-May Corporation to exploit, manufacture and market a proprietary pump and in-line measurement system for delivery of insulin and insulin-related products.

(B) 8. As has been stated, the Company owns the following licenses and does require governmental approval from the FDA:

a.) An exclusive worldwide license to develop, manufacture and market a patented device to non-invasively determine blood glucose levels. This device is under development and has not been approved by the FDA.

b.) An exclusive license to develop and market a patented treatment for diabetes patients known as Metabolic Activation. All drugs and devices used in Metabolic Activation have met FDA requirements for use on human patients.

(B) 9. At the present time the Company has six (6) full time employees.

(C) The Company shall voluntarily provide its shareholders with an annual report that will include audited financial statements.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.


Item 2. MANAGEMENT'S DECISIONS and ANALYSIS or PLAN of OPERATIONS

	PLAN of OPERATION

Mission and Strategy: The Company views its marketing mission to exploit its business opportunities. It plans is to introduce commercially viable solutions, which have been under development by the Company. The Company believes that its products and services will offer proven significant enhancement of the quality of life to sufferers of this disease.

The Company will serve individuals with diabetes in three ways:
* Clinically improve metabolism of glucose in the individual with diabetes:
    * The Company plans to open company-owned and managed clinics for its treatments.
        * Its patent protected and licensed Metabolism Activation treatment has 17 years of documented success in substantially controlling the complications of diabetes, and in some cases, reversing their effects;
* Painlessly measuring blood glucose:
        * The Company plans to introduce a non-invasive meter to measure blood glucose.
        * Currently, in its final evaluative stages, the Company's patented product is a real-time blood analyzer, which when completed will eliminate pain, fear of infection and the need for skin piercing paraphernalia for individuals with diabetes.
* Efficiently and automatically infuse insulin:
       * The Company plans to introduce a highly efficient and portable, state-of-the-art insulin infusion pump.
       * The Company's patented-design pumps are in the final stages of development. The pumps, designed to be worn by patients on insulin therapy, create a controlled flow of insulin, eliminating the need to carry needles and other injection paraphernalia.

Marketing Programs: For all product lines, the Company plans to deploy an aggressive consumer-oriented, integrated direct marketing strategy.

The Company has chosen the following media mix, on a localized target market basis:
* Direct mail.
* Direct response print advertising.
* Direct response cable television.
* Direct response local radio.
* Direct selling (or professional referral) by independent pharmacies, diabetes educators and dietitians.
* Interactive e-commerce and informational web site.
* E-mail relationship marketing and informational exchange.
* In-store (pharmacy) or in-facility (doctor's office or hospital reception areas) interactive counter top displays of Company products, services or informational relationships.
* In-bound telemarketing with toll-free numbers.

In addition to the above media mix, the Company will design its public relations efforts to promote its brand names and testimonials. It plans to produce a video of its products and processes that will be used as giveaway promotions to its customers, and retail distribution outlets. It is the Company's expectation that such nationally televised shows as Good Morning America (ABC) and the Today Show (NBC) will be prime targets for public relations efforts along with nationally syndicated or local market radio talk shows.

Through initial marketing efforts, the intent of the Company is to develop a Company-owned database of clients, and to create consumer and market awareness of the Company's products and services. Additionally, the Company hopes to gain the confidence of its clientele through education regarding the management of this very debilitating disease.

MARKETING TARGETES

Based on its assessment of the marketplace, management's targets are reflected in the projected revenue and gross profit targets shown in Table A.

                                   Table A
                        Diabetex' Marketing Targets
                           (Dollars in Thousands)

                   Year 1     Year 2  Year 3  Year 4    Year 5     Year 6
Market Share
M. A.(Penetration)  0.04%    0.15%    0.33%      0.50%    0.72%    1.00%
Medical Infusion
        Pumps       0.00%    1.00%    2.00%      3.00%    4.00%    5.00%
Pump Cartridges       NA       NA       NA         NA       NA       NA
Non-invasive Glucose
Meters              0.00%    0.00%    0.10%      0.27%     0.52%   0.82%

Revenues

Metabolic Activation $ 6,429  $ 27,244  $ 71,990 $ 133,476 $ 210,238 $320,161
Medical Infusion
        Pumps              -     5,460    16,760    37,350    72,080   133,000
Pump Cartridges            -     2,457     9,521    25,820    61,699   146,270
Non-invasive
Glucose Meters             -         -     35,000  140,000   350,000   700,000
Total Revenues       $ 6,429  $ 35,161  $133,271 $ 336,646 $694,017 $1,299,431

Direct Profit

Metabolic Activation $ 4,746  $20,039  $  53,139  $ 98,478 $ 155,060 $ 236,065
Medical Infusion
Pumps                      -    3,549     11,474    26,654    49,255    91,200
Pump Cartridges            -    2,359      9,140    24,787    59,231   140,418
Non-invasive Glucose
Meters                     -        -     (13,750)  72,500   241,250   562,500

Total Direct Profit $  4,746  $25,947  $  60,003  $222,419 $504,796 $1,030,183

Direct Margin           73.8%    73.8%      45.0%     66.1%    72.7%     79.3%

Sources: NCHS; U.S. Census Bureau; CVS; MiniMed; Management Estimates and
Forecasts.

NOTE: THE INFORMATION CONTAINED IN THE TABLE ABOVE IS FORWARD LOOKING, ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY.

THE MARKETING PLAN

The Company is now prepared to expand the research and development of its patented Metabolic Activation process. While the Company has defined its introduction strategy for the non-invasive glucose meter and blood analyzer and the pump, these products are not yet market -ready. The following discussion by management includes anticipated timetables for the introduction of these products.

STRATEGIC ALLIANCES

The Company plans to rely heavily on strategic alliances with independent
"neighborhood" pharmacies.   Management believes its strategic competitive
advantage is best served by utilizing these relationships rather than relying solely on direct marketing to the diabetic. The Company's competitors, particularly in the infusion pump business, have tended to eliminate pharmaceutical wholesalers and retail pharmacies. Instead they have chosen to deal directly with their target customers. By having the pharmacy act as a "Diabetex Service Station", the Company intends to reinforce its brand message, build itssocietal message and maintain a close relationship with its customer(1). The independent pharmacy should appreciate the advantage of being a strategic partner.(2) The Company intends to utilize the additional referral business for its other products, its Metabolic Activation clinics, infusion pumps, non-invasive glucose meters and blood analyzers. The pharmacies will also be able to share in the Company's success by being a part of the Company's brand message to its consumers. More often than not, the independent pharmacy is able to establish a personal relationship with the consumer. As a result, the customer trusts the pharmacist and allows the pharmacist to be a respected part of a sphere-of-influence in health care maintenance. Consequently, the Company plans to have these neighborhood pharmacies function as a local direct selling customer training and serivce organization.

The Company will explore opportunities to co-brand or co-market its non-invasive glucose meter and blood analyzer with well-established pharmaceutical companies. Some of these companies include Johnson & Johnson, Bayer Corporation, The Roche Group and Abbott Laboratories.

METABOLIC  ACTIVATION CLINICS

By the Spring of 2001, the Company plans to open its first company-operated clinic in Manhattan, New York. The Company has licensed five clinics now in operation, along with the Aoki Clinic, in the following locations:

                          METABOLIC ACTIVATION CLINICS
Metabolic Activation Clinic
 Licensees                       Location            Number of Patients
-------------------------- ---------------------- ----------------------
Via Christi Medical Center     Wichita, KS                 7
Presbyterian/St. Luke's        Denver, CO                  4
Diabetes Center of the
Southwest                      Midland, TX                 9
Endocrine Associates           Santa Rosa, CA             10
New Bedford Clinic             New Bedford, MA             0
AOKI Clinic                    Sacramento, CA             50
--------------------------  -----------------------  ---------------------
Total Patients                                            80
 ------------------------   ------------------------ ----------------------

The Company believes that the Manhattan market may best serve its objectives.
* New York Metro Market has a large base of individuals with insulin dependent diabetes who will benefit from the clinic's services.

* It provides the Company with a large enough available market to test its marketing strategies.

* The per capita income in New York is relatively high. Should the Company experience any difficulties with insurance reimbursement, it believes it will be successful in attracting affluent self-paying patients.

* The market is conducive to integrated direct marketing strategies.

The tri-state New York Metro market (New York, Connecticut, New Jersey) offers a substantial base for the introduction of its products (3) and clearly demonstrates a need.

         	TRI- STATE DEMOGRAPHICS

State                    Connecticut     New Jersey   New York Tri State Area
-----------------     --------------  --------------- ----------- -------------
Adults Diagnosed        117,210           312,195       664,721    1,094,126
Percent of Population       4.7%              5.1%          4.8%         4.9%
Age:18-44                18,575            36,486        85,138       140,199
Age:45-64                47,047           108,474       311,159      466,680
Age:65-74                29,411           109,274       167,708      306,393
Age: >75                 21,816            53,071        99,098      173,985
----------------      -------------  ----------------  ---------- -------------
New Cases
----------------      -------------- ----------------  ----------- ------------
Blindness                   196               553          1,096       1,845
Lower Extremity
Amputation                1,172             3,173          6,523      10,868
End Stage Renal
        Disease             401             1,147          2,307       3,855
Hospitalizations         52,439           139,959         85,127     477,525
% Persons w/ diabetes
had at least one day poor
health & could not
function                    21%                27%            32%         27%
Costs
(billions of dollars)  $   1.5       $        4.1      $     8.7     $  14.3
--------------------- ------------   ---------------   ------------- ----------

In the Greater New York Metropolitan Area, the estimated population of diagnosed individuals with diabetes is a large enough to establish relationships and acquire patients for its products and services. The estimated total of persons diagnosed with diabetes in the tri -state this area is 1,094,126 (see chart above). (4)


                  ESTIMATED POPULATION OF INDIVIDUALS WITH DIABETES
IN COUNTIES OF THE TRI-STATE AREA KNOWN AS THE "METROPOLITAN AREA" OF NEW YORK

                 State                          By County
           -----------------------        -----------------------
                  CT                             126.000
                  NJ                             134.000
                  NY                             389.000
       Total Est.                                649.000


On a national basis, there are 9.7 million households with incomes of $100,000 or more. Of the 270 million population of the United States in 1999, 3.6% were in that category. 5 The New York Metro market exceeds national income averages by an estimated 20%. The Company estimates that approximately 4.3% of this market segment earns incomes of $200,000 or more. Due to this affluence, it is likely that a significant number of individuals with diabetes within this market would be able to afford the Company's Metabolic Activation treatment without the need for insurance reimbursement. Additionally, the New York City market provides the Company with a statistically significant segment to test the Company's market strategy in a controlled environment.

The Company, while continuing to examine various alternatives for location of its Metabolic Activation clinics, has chosen New York City in view of a wide range of factors, such as, proximity to the targeted demographic, ease of transportation and relationships with physicians, hospitals and other such health care providers.

The Company's pricing structure for services performed in the clinics is based on licensee experience and the various medical procedures that make up Metabolic Activation. There is no designated CPT code (the standard coding system recognized by third party payers, insurance companies and HMO's for medical procedures) for Metabolic Activation therapy. A number of the medical procedures that make up this therapy do have CPT codes. Among these are measurement of respiratory function, infusion therapy, and glucose measurement. Company licensees have been charging $600-$700 as an aggregate amount submitted on their insurance forms.

The Company's charges for such services will be $800 per patient visit. The prescribed regimen for this treatment is usually a weekly Metabolic Activation.

Licensees offer Metabolic Activation to selected patients with diabetes, and have been billing their insurance plans since 1990. These patients are subscribers to or beneficiaries of various insurance plans, both public and private. Medicare is the single most common coverage. Medicare neither verifies patient eligibility nor pre-authorizes any services. Therefore, providers are unable to pre-determine if services are to be reimbursed. Reimbursement by Medicare to hospitals has been reliable at 80% of allowable rates. Medicare reimbursement to physicians offices has been less reliable. However,when challenged, Administrative Law Judges have found the treatment to have been medically necessary, and payments have been made.

Private insurance often requires and denies pre-authorization for treatment. As with Medicare, when challenged, state insurance commissions have found the treatment to be medically necessitated.

LOCAL MARKET INFLUENCERS: "Diabetex Freedom Service Centers"

The Company will use local market resources to influence the sale of the Company's products and services. As a result, the Company will have available to it, by market, relevant statistics of :

* Insulin taking individuals with diabetes.
* Diabetes educators.
* Independent pharmacists who are willing to participate in the Company's program.

The Company anticipates providing training for these participants regarding the Company's mission and product lines. As a part of its participation, the Company will provide instruction and support to train their customers in the use of the Company's products, as well as to the benefits of its clinics. The Company is in the process of securing these relationships in the greater New York metropolitan area as well as in other markets.

Marketing the Company's service and products involves targeting individuals with diabetes and convincing them to choose the Company as the preferred alternative or supplement to conventional diabetes management.

Markets and Marketing

* The Company plans to establish its clinics in affiliation with hospital centers within the target market.

* Traditional "area" or mapping marketing strategies will be employed in site acquisitions.(6) Clinics will be opened within a geographical area which is closest to the greatest diabetes need.

* Therefore, each targeted metro market will be segmented into regions and local neighborhoods. The Company does not have to be limited to opening only one Metabolic Activation clinic per market. Should the Company be successful in opening its first Metabolic Activation clinic in the targeted metro market, other neighborhood clusters will be identified and the local marketing effort will be implemented there.

* The Company will conduct primary and secondary market research.

The development of the local market strategy is to attract individuals with diabetes to the Company's referral sources. These resources should enhance a personal selling and trust building relationship with the individual with diabetes. This should increase registration at the Metabolic Activation clinics.


THE MARKET

Individuals with diabetes should measure their blood glucose levels, whether or not they are taking insulin as part of a treatment regimen to avoid the disastrous complications of the disease(7). About 70% of individuals with diabetes do not test their blood because it is painful and bothersome. Approximately 43% of total individuals diagnosed with diabetes take insulin (about 4.8 million people). About 30% of individuals with Type II diabetes take insulin. Nearly 15% take only insulin and 15% take insulin and other diabetic drug therapies. Insulin users monitor their blood glucose levels. Roughly 85% of individuals with Type II diabetes measure their own blood with some invasive metering devise that forces them to prick their skin, draw blood or interstitial fluid to measure their blood glucose levels.
Insulin users dislike invasive procedures because scar tissue builds up, fingers become extra sensitive to the touch, they are prone to infection and the process is painful.(8)

The Company estimates that the market for meters and meter supplies is $3.3 billion in 2000 and will grow to $4.3 billion by 2005.9 The Company is positioned to exploit this market situation.

COMPETITION

The major competitors in this market segment are:
* Abbott Laboratories (Medisense Company: Exac, Precision brands)
* Bayer Corporation (Glucometer Elite brand)
* Roche Group (Boehringer Mannheim Company: Accu-check)
* Johnson & Johnson (Lifescan Company)

There are no meters on the market that are 100% non-invasive. To some degree, the competitive models measure glucose through skin invasive means. All are painful to use and require the user to purchase paraphernalia for taking blood samples that could cost the average user between $600 and $1,000 a year.

The latest development, the GlucoWatch, manufactured by Cygnus, Inc., claims to be "non-invasive". However, according to the FDA panel recommendations 10 the GlucoWatch measures intracellular fluid, not blood, and it "extracts fluid through the skin and then measures the glucose in the fluid." The GlucoWatch has not yet received FDA approval for consumer use. Other clinical studies demonstrate that some patients using the GlucoWatch experience skin irritation.(11)


             Glucose Meters in Use by People Using Insulin Pumps (12)

     BRAND NAME                                 PERCENT OF MARKET
  ______________________________________    ___________________________
    Accu-Chek Complete                                24%
    Advantage                                         10%
    Bayer Dex                                          6%
    Glucometer Elite                                   7%
    Lifescan Fast Take                                12%
    Lifescan One Touch II                              3%
    Lifescan One Touch Profile                        20%
    Lifescan Original One Touch                        6%
    Lifescan Sure Step                                 1%
    MediSense Precision QID                            3%
    Miscellaneous                                      8%
  ---------------------------------------     ------------------------------
                 Total                               100%

DESCRIPTION OF THE PRODUCT

The Company's non-invasive meter measures blood glucose using radio frequency technology. The Company holds license to eight patents relevant to this technology. The Company believes it will be ready for FDA filing in mid 2002.

Advantages of the Company's product are:
* Non-invasive.
* Portable
* Measures blood (not body fluids).
* Measures in real time (not delayed as in measuring intercellular tissue fluid).
* Has no need for disposable supplies or paraphernalia.
* Can continuously monitor blood glucose levels in real time.

PRICING

* The Company plans to produce a basic model that can be adapted to institutional and professional use once it successfully launches as a consumer product.
* Individuals with diabetes spend between $600 to $1,000 per year on today's disposables. The average is $700. The life of an average meter is five years, based on the Company's testing. For the life of a meter, an individual with diabetes will spend approximately $3,000 to $5,000 for
  supplies. The present meters are   discounted heavily so that insulin users
  will buy the supplies from the meter manufacturer. Supplies are unique to each meter. Since the Diabetex meter is being designed to be non-invasive, not only will it be painless, but it also will not require ancillary supplies. The Company's price of $3500 has been predicated on market research and is competitively positioned.

INFUSION PUMPS

 The Company intends to have its infusion pump ready for commercialization by the Fall of 2001. Market research has proven that the infusion pump market is a growing market.

The Market

The insulin pump, small and compact, is designed to function almost like the human pancreas, delivering insulin in small amounts throughout the day. The benefits of insulin pump therapy include improved blood sugar control during play, work or sleep, increased lifestyle flexibility and a lower risk of long term complications normally associated with diabetes including blindness and neuropathy, often resulting in amputation. The pump allows tight glycemic control for individuals with diabetes.

Intensive diabetes management is defined as three or more injections of insulin per day or use of an insulin pump. Less than 25% of individuals with Type I diabetes practice intensive therapy. However, more than 60 % of the professionals treating patients with diabetes, doctors and nurses, who themselves have diabetes, reported using insulin pumps rather than traditional syringe therapy.(13)

The market for insulin pumps is growing at a greater than a 50% annual rate.
(14) It is the Company's estimates that the market in 1999 was $225 million, in 2000 $349 million and by 2005 will be $1.9 billion. 15 It will be driven by the increased availability of products by existing competitors and the market demand for products and services that will give the individual with diabetes greater control over the state of such person's disease management.

The leading competitor in this market is MiniMed, with an 80% market share. The other major competitor is Disetronic, which is the leading marketer of pumps in Europe. During the first quarter of 2000, Animas Corporation received FDA approval for a wearable pump, which it is in the process of commercializing.

The Company's consumer marketing strategy will be to create a pump based on the patents licensed to the Company. The completed pump will offer consumers improved benefits at better prices than the most popular pumps on the market.

THE PUMP PRODUCT LINE

The Fluid Micrometer Pumping System

Diabetex is licensed to market the Hamilton-May Fluid Micrometer Pump.
This disposable cartridge pump with ultra high accuracy offers significantly improved benefits with fewer disadvantages than pumps currently on the market.

This pump is designed to precisely deliver insulin, reducing harmful side effects for the individual with diabetes. The Fluid Micrometer Pump is extremely accurate and is not limited by averaging accuracy error calculations. It holds its accuracy at all logical pressures and speeds and in all concentrations of the liquids.

GENERAL DESCRIPTION OF THE PUMP

	The Fluid Micrometer has many features that are the basis for its application to fluid delivery needs:

a. The device has only one moving part that rotates to deliver the fluid. By having only one moving part, the unit can be controlled much more easily, and the fluids are subjected to many fewer stresses, shearing forces and polarization forces.
b. It can be made in many different sizes and shapes, giving different ranges and capacities to match different energy sources.
c. It is production manufactured to be accurate to 1 micro-liter with plus-or-minus 1-2 percent accuracy.
d. It is capable of very high pressure (in steel or ceramics) and economical operation in plastic or glass.
e. It is a positive displacement system capable of pumping both very high viscosity (thick) and very low viscosity (thin) fluids.
f. Either the reservoir (cartridge) or the entire pump, when made out of plastic or other inexpensive materials, becomes an inexpensive disposable unit.
g. The reservoir can be pre-filled, thereby enabling the seller to market pre-filled cartridges. Also, expensive residues (leftovers) are not lost as occurs with a transportation bottle. (This happens when fluid is drawn from a bottle, and then used to fill a cartridge or bag.)
h. In operation, it can avoid slip-stick or chatter in delivery, a problem found in most other pumping systems.
i. It will accurately both infuse or withdraw measured amounts, reversing directions or starting and stopping without measurable lag (hysteresis).
   This allows it to take in and then re-dispense the same amount accurately, and without need for complicated compensating software.
j. Due to its accuracy, it can be made in truly miniaturized equipment form. (Most non-miniaturization is related to the inability to accurately and economically pump low volumes.)
k. The size or dimensions of the pumping cartridge is not a limitation to the basic benefit, and as such, the pump can be integrated into different systems.
l. By directly translating digital data into fluid motion, and by using a pump which has no measurable slip-stick or hysteresis, the highly complicated correcting software associated with positioners is not necessary, and the software is thus simplified.
m. By eliminating the correction software, it can accurately sense
   "occlusions" in the set.
n. One highly unusual aspect of the pump is the ability to start and stop fluid delivery at relatively high delivery speeds while maintaining accuracy. This gives the system great utility, and is ideal for pulsatile infusion.
o. The cartridge will not siphon out of the pump, or accidentally deliver fluid when dropped or pushed against by accident or mishandling.
p. Optical reading of the bar code on the cartridge will allow mistakes to be minimized, as the maximum allowable dose or delivery can be set by each cartridge, and based upon weight.
q. Time and motion is greatly simplified and reduced when:
  (1)	There is no unpacking of the product to place in the storage area; the cartridge is the storage item.
  (2)	There is no diluting to accommodate a less accurate pump.
  (3)	There is no loss of reagent in the bottle
  (4) There is no measurement of fluids when there is no mixing.

MEDICAL INFUSION DEVICES

The customary way to handle both intravenous and CSII insulin is to dilute medicine so as to accommodate less accurate infusion systems. Before pumps were available, it was customary to use a continuous "drip". Next, drip counters were used. Finally, a pump, which was little more than a drip-counter, became the standard. The limitations of hanging medicines are a product of old delivery systems and standards. The therapeutic effect of non-diluted medicine given at specific timing intervals has been under study and is widely believed to be of significant benefit over conventional delivery systems. The ability to deliver non-diluted medicines at specific times and with high accuracy offers a greater benefit to the user.


THE PUMP FOR THE TREATMENT OF IMPROPER METABOLISM,
           INCLUDING  DIABETES

A major limitation of conventional infusion systems is the inability of current pumps to deliver small doses accurately at a relatively high rate of flow. Generally speaking, the current pumps can either achieve high flow rates, or high accuracy, but not both. Some systems need to be able to start and stop quickly, without follow-on flow. Such performance has historically been limited to expensive laboratory devices. However, such needs are now being seen as a modality of choice in certain therapies. The use of bags and large amounts of fluid in medicine have come from the failure of equipment to be exact. The change from a "hanging bag" or bottle has been slow since there was no easy alternative.

New diabetes treatment is now delivered using a syringe pump which is not as accurate as the clinical personnel would like. The treatment requires starting and stopping the pump at specified short intervals, an action very difficult to achieve with a conventional syringe, and impossible with a peristaltic pump.

CONVENTIONAL PUMPING OPERATIONS COMPARED

There are many ways to pump, including peristaltic, displacement, syringe/piston, vacuum, bellows, rotary, capillary, centrifugal, osmotic, siphon, gear, and others. However, in the infusion business, the ground glass or polished metal syringe systems have dominated the high precision delivery market. The problem with these syringe pumps is that as force is applied to the plunger, there is a measurable slip-stick, chatter or shutter. Another limitation to many systems is that they often create shear forces on the fluid as valves open and close. The Company believes this limitation does not exist for the Company's technology, thus making it suitable for many new purposes.

THE PRODUCT MIX

The line of pumps will consist of two general use infusion pumps and one specifically designed for Metabolic Activation.
* The wearable Insulin Infusion Pump: the Consumer product " Diabetex Freedom Pump."
       * Market launch Fall, 2001
* The Professional Infusion Pump: for institutions and doctors' offices.
       * Market launch Summer, 2001.
* The Metabolic Activation Pump: for use in the Company's and Metabolic Activation Clinics.
      * Market launch Summer, 2001.


DIABETEX FREEDOM PUMP

This is similar to non-patented features of market leaders:
* More accurate dosing because of the Company's patented processes.
* Waterproof.
* Greater memory.
* Remote activation with vibrating activator to alert diabetic.
* Docking station to download information to own records or to the physician.
* Lifetime warrantee.
* Pre-filled insulin cartridges.
* "Tack-on" sales of insulin cartridges and prescription medications.
* Patented micrometer screw.

 The Professional Infusion Pump( PIP) and The Metabolic Activation Pump (MAP)

Both pumps are intended for the professional marketplace. The Metabolic Activation Pump is intended for use in Metabolic Activation Clinics, while the PIP is for nursing homes, hospitals and all-purpose medical applications.
* There are 7,000 hospitals, 2,048 nursing homes, 1,230 infusion/home healthcare facilities and 685 HMO facilities that are proposed targets for these products.(16)
* The Company will engage in a direct sales effort to target these facilities

EIGHTEEN MONTH OPERATIONAL PLAN

Over the course of the next eighteen months, the Company needs to determine the viability of its Metabolic Activation Clinics. As discussed earlier in this document it anticipates opening its first company-owned facility in the New York metropolitan area within the next six-month period.

Published data exists documenting the effectiveness the of Metabolic Activation treatment. To date, corresponding revenues from this business segment have been limited. The Company believes this to be true due the treatment's expense, the unwillingness of both private and public insurers to cover the cost and a lack of marketing by the licensee physicians . The Company believes that when the treatment becomes more widely accepted and prescribed by the medical community, both public and private insurers will more readily reimburse patients for this treatment. To that end the Company will direct its promotional efforts to enhancing the acceptance of this treatment among the medical profession.

While the Company currently uses standard infusion pumps already cleared for market use by the FDA, most notably the Bionica Pump, it intends to center its efforts on the pump. While the patent for this pump is still pending, the Company is adapting its present pumps to enhance its Metabolic Activation process. This adaptation should allow the Company access to the larger infusion market with improved performance, and safety. It has established the following schedule for this business segment:
      * Design and develop a replacement pump by the end of Spring, 2001
      * Submit this product for FDA approval by Summer, 2001

In addition, to the pump business segment, the Company has plans to complete its development of the non-invasive glucose meter and blood analyzer. The Company has successfully tested its meter in the laboratory, and plans to complete the design and manufacture of a prototype by the Spring of 2002. If the prototype exhibits the same success as the laboratory model, the Company will seek to complete its clinical trials in time to apply for FDA approval by the late mid-2002.

RESEARCH and DEVELOPMENT

The ongoing research effort for both the infusion pump and the non-invasive glucose meter and blood analyzer will be under the direction of David Walsh, Chief Operating Officer. Dr. Anatoly Tsaliovich, Vice President of
Research & Development for Diabetex, will concentrate his efforts on the development of the non-invasive glucose meter and blood analyzer.

Research on the infusion pump consists of designing and developing the Company's own patented infusion unit with its unique pumping system. In some respects the Company's pump will mimic those of its most successful competitors. It will, however, have added critical features of enhanced levels of dosage accuracy and fluid flow rates. This should make the Diabetex pump superior to diabetes-related pumps currently on the market.

In terms of the non-invasive glucose meter and blood analyzer, the Company is currently conducting basic research to determine the interaction and correlation of the return signals from electromagnetic radio waves when directed toward in vivo human blood. Particular attention is being paid to identifying internal blood components, then measuring and tracking any changes in these blood components. This is ongoing research. It is expected to continue through mid-2001, at which point the Company should have developed the correlations, which will enable Diabetex to produce an accurate and FDA accepted non-invasive glucose meter and blood analyzer. Once this is accomplished, further work will be required to improve the current measurement system. In addition, basic R&D will be conducted to identify and measure other blood analysis. The Company will also develop its own patents.

The anticipated research and development costs associated with the products above is $ 125,000 over a twelve-month period.

MANGEMENT and PERSONNEL NEEDS

As a developing enterprise, a senior management team has been put in place. At present, senior management consists of six (6) people.

In order to successfully complete this operational plan the Company must immediately seek to secure a major injection of new capital.

The Company is seeking $4.0 million dollars of new capital. This financing will be used as working capital and for product development during the first eighteen months of the operational plan.

Use of Proceeds (Dollars in Thousands):

Launch the Non-invasive Glucose Meter R&D to Launch          $  1,500
Establish One Metabolic Activation clinic                         300
Complete Development/Testing of Infusion Pump                     200
Cover 18 Months Overhead                                        2,000
                                                          ------------------
             Total Use of Proceeds	                           $ 4,000
                                                          ===================
The Company forecasts overall financial results as follows:

                         Table B
                         Diabetex Summary Forecast
                         (Dollars in Millions)

-------- ---------  ---------  --------  -------- --------  -------- --------
Financial Forecast   Year 1     Year 2    Year 3   Year 4    Year 5    Year 6
------------------- ---------- ---------- -------- -------- --------  -------
Revenues           $    6.4    $  35.0    $ 133.3  $ 336.6  $ 694.0 $1,299.4
Direct Profit      $    4.7    $  25.9    $  60.0  $ 222.4  $ 504.8 $  269.2
Direct Margin          73.8%      74.1%      45.0%    66.1%    72.7%   79.3%

Pretax Profit      $    (.3)   $ 17.7     $  43.7  $ 193.8  $ 457.9  $ 960.5
Pretax Margin           (4.4)%   50.6%       32.8%    57.6%    66.0%   73.9%

Investment         $    17.9   $ 28.4     $  54.6  $ 170.9   $ 445.7 $ 1022.0
Net ROI                 (0.9)%   37.4%       48.0%    68.0%     61.6%    56.4%

NOTE: THESE FORECASTS ARE FORWARD LOOKING AND ASSUME THE EXPERIMENTAL PRODUCTS OF THE COMPANY ARE SUCCESSFUL. ACTUAL RESULTS MAY VARY SIGNIFICANTLY.

RISKS:

With the exception of Metabolic Activation procedure, the Company's products are still very experimental. While the Company is encouraged and enthusiastic about its laboratory results both in regard to the pumps and to the non-invasive glucose meter and blood analyzer, it should be noted that the possibility exists that the technology may fail to work sufficiently well so as to obtain licensing from the appropriate agencies, or the feasibility of manufacture may be limited by expense, process or technology.

The Metabolic Activation clinics can generate sufficient revenues to make the Company profitable, provided this treatment obtains wider acceptance by the medical community.

COMPANY SENIOR MANAGEMENT

Benjamin B. Weisman, PhD
Chairman and CEO

An accomplished executive, entrepreneur, financial consultant, educator and academic administrator, Dr. Weisman has established or assisted in the creation of more than 80 businesses and business plans. He has served as a consultant to IBM, General Foods, Philip Morris, Cellular One and other major firms. As a financial advisor, he has supervised over one dozen investment portfolios. He partnered with Financial World Magazine in the creation and distribution of Weisman Stock Selections. He was recognized by Forbes Magazine as having the best performing model portfolio. In a distinguished academic career, he has acted as Chairman and/or Dean of the graduate and undergraduate departments at Long Island University, Iona College and Mercy College.

David E. Walsh
Chief Operating Officer

A senior executive with extensive experience directing global initiatives of international companies, Mr. Walsh managed start-up manufacturing operations in Europe and China for United Production, Inc. As Group Engineering Manager for Johnson & Johnson, he oversaw large-scale projects with budgets up to $75 million.

Sebastian J Paguni
Executive Vice President

Mr. Paguni is an executive and entrepreneur specializing in financial analysis, investor relations and guiding firms through periods of rapid growth. He has broad experience in the management of people and projects and has expertise in providing development project analysis, in financing acquisitions and in investor consulting services. He has successfully managed businesses from start-up to ongoing profitability through creative approaches to marketing, sales, distribution and administration.

Anatoly Tsaliovitch, PhD
Vice President of Research and Development

Dr. Tsaliovitch is an acknowledged expert in the fields of electrical, electronic and electromagnetic engineering R&D management. He specializes in radio frequency (RF) and microwave design, telecommunications and PCS/Wireless, electromagnetic compatibility (EMC), broadband networking and applied electromagnetic research. He served as a Technology Consultant and manager at AT&T Bell Labs and Thomas & Betts Corporation. Dr. Tsaliovitch is author and editor of numerous technical books, handbooks, textbooks, scientific papers, and holds numerous patents in his name. He is a frequently sought after lecturer at institutions, conferences, and engineering meetings in the U.S. and abroad. He received the IEEE Society's prestigious "Richard
H. Stoddard Award" for his contributions to EMC research and development.

Katherine Bennett, JD, RN
Director Reimbursement

Ms. Bennett's career in healthcare spans 30 years, and includes direct patient care and clinical consultation at the Medical University of South Carolina, staff and reimbursement mangagement at Caremark, Inc., and VP Regulatory Affairs at Reimbursement Dynamics, Inc. Most recently, she was Director of Reimbursement at Advanced Metabolic Systems,Inc., where she assisted and advised client accounts on billing and collections, and managed successful hearings before Administrative Law Judges challenging denials of coverage by Medicare.

Michael A. Arcangeli, MS
Director, Clinical Affairs

Mr. Arcangeli has over 20 years of medical research and development experience in both academic and commercial environments. As Vice President of Advanced Metabolic Systems, Inc., he was responsible for managing clinical trials and the design, training, installation and operation of Metabolic Activation centers throughout the country. As a faculty member at the University of California School of Medicine, he created and managed the Metabolic
Procedure Laboratory for the Division of Endocrinology and worked on the development of Metabolic Activation therapy. He holds a BA in Biology from the University of Massachusetts and an MS in Health Care Administration from St. Mary's College.

In addition to the key employees above, the Company has entered into various consulting agreements with experts in engineering, medicine (in particular metabolic disorders such as diabetes) and marketing. The following represent the key outside consultants of the Company (the contracts of each have been made a part of this document by reference):

Thomas T. Aoki, MD
Director of Research and Development
Aoki Diabetes Research Institute (ADRI) A Not-For-Profit Organization Sacramento, CA.

Dr. Aoki conceived and patented Metabolic Activation as a method of treating diabetes. He is the co-founder of Advanced Metabolic Systems, which is now the Company's wholly owned subsidiary, called AMTech. He received his doctorate at Yale University, where he was also was presented with the Mosby Award for scholastic excellence. In 1972, he became a Senior Investigator of the Research Division at the Joslin Diabetes Center. He was an investigator at Harvard's Howard Hughes Medical Institute. An internationally recognized expert in hormone-fuel metabolism and diabetes, he is Professor of Medicine and former Chief of the Endocrinology Division at the University of California, Davis. He is widely published in peer-reviewed journals.

Sami A. Hashim, M.D.
Senior Consulting Research Physician

A recognized expert in the fields of metabolism and nutrition, Dr. Hashim's work on dietary factors controlling metabolism has been extremely influential. Associated with Columbia University College of Physicians and Surgeons since the late 1970's, he has published widely in peer-reviewed journals. Dr. Hashim served on research review committees of the National Institutes for Health. He received his postdoctoral training at the Brigham Young Hospital and Harvard Medical School.

George Hashim, Ph.D
Advisory Board

Dr. Hashim is an accomplished research director, scientist, academic and leader, with experience in cutting edge research. He co-directed the funding for the Council for Tobacco Research, disseminating $140 million in grants in the last decade. He is an internationally known leader in the research and research funding community, a worldwide lecturer, and a renowned author of 165 scholarly papers and six books. Dr. Hashim was awarded the Andre Bello Orden Medal for Culture by the government of Venezuela. He is past President and Treasurer of the American Society of Neurochemistry.

Harvey Markovitz, MS
President, HBM Associates

Mr. Markovitz is highly skilled in strategy development , marketing planning, new product introduction, direct marketing, advertising, promotion and sales management. He has line experience as President and COO of Broadcast Marketing Corp. a $300 Million advertising and marketing firm as well as serving as a merchandiser at J.C. Penney Company. He has held key positions in various marketing and sales capacities at CBS, Inc. He teaches Marketing and Strategic Planning as a member of the adjunct graduate faculties at Mercy and Baruch College. He has been a marketing consulting since 1981.

Item 3.  DESCRIPTION OF PROPERTY:

(A) The Company does not own any real property. All of its equipment is in good working order. Its principal location at 142 Ferry Road, Suites 1 & 2, Old Saybrook, CT 06475 is rented.

In addition, Diabetex shares a 37,000 square foot combination manufacturing, electronic development, warehouse and office facility in Sacramento, CA. The Company cohabits with Hamilton-May and AMTech at this Sacramento, CA location.

This property is located near the site of the continuing clinical trials where additional information on Metabolic Activation is being developed, and where there is sufficient space for the inspection and packaging of devices to be made by the OEM suppliers. The property is rented on a month to month basis whereby the cost of the facilities is borne solely by the equipment suppliers.

No contracts exist requiring the Company to use any particular manufacturing supplier or facilities. The only facilities being shared are the facilities of Hamilton-May, which is engaged in the final development of the production design criteria.

(B) At the present time, the Company has no investment policy with respect to any real estate transactions. Pursuant to the By-laws the Board of Directors has the sole discretion for any such investment without limitation. Any change in this regard would require the vote of the shareholders.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
(A)    Security ownership of certain beneficial owners.

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
(1)                        (2)        (3)                     (4)
-----------        ---------------    ------------------   -----------------
Title                 NAME AND          AMOUNT AND                PERCENT OF
of Class          ADDRESS OFBENEFICIAL  NATURE OF BENEFICIAL      CLASS
                       OWNER                  OWNER
----------         ----------------    -----------------     ----------------
Common Voting  Henry Cartwright            2,000,000               15.5%
               13 Dovetail
               Henderson, NV   89014       Individual
-----------    ----------------------  ---------------------   --------------
Common Voting  Advanced Metabolic           1,232,261               9.50%
               Systems, Inc.
               Attn: Richard Sandberg
               33 Beaver Dam Drive
               Seaford, DE   19973        Corporation
------------   ----------------------  ---------------------    ------------
Common Voting  Dominion Investment Ltd.
               Attn: Martin Tremblay      1,021,070                  7.9%
               Bahamas Financial Center
               P.O. Box SS-6827
               Nassau, Bahamas            Corporation
---------     -----------------------   ------------------      -------------

                        (B)	SECURITY OWNERSHIP OF MANAGEMENT
(1)              (2)                    (3)                    (4)
------------   ---------------------  --------------------  -----------
Title of        Name and              Amount and              Percent of
Class           Address of Beneficial Nature of Beneficial    Class
                      Owner                Owner
------------------------------------- ---------------------   -------------
Common Voting   Philip Bloomquist	         150,000             1.15%
                142 Ferry Road
                Suite 1 & 2	                Director
                Old Saybrook, CT
-------         --------------------- ---------------------   --------------
Common Voting   Sebastian Paguni             32,820            0.025%
                142 Ferry Road               Ex. VP
                Suite 1 & 2                Director
                Old Saybrook, CT
----------- -------------------------- --------------------- ----------------

C) There are no arrangements that would result in a change of control of the Company.

Item 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


(A) The following are the Directors and Executive Officers of the Company:

Benjamin B. Weisman, PhD
Chairman and CEO   (1 year term beginning April, 2000)

An accomplished executive, entrepreneur, financial consultant, educator and academic administrator, Dr. Weisman has established or assisted in the creation of more than 80 businesses and business plans. He has served as a consultant to IBM, General Foods, Philip Morris, Cellular One and other major firms. As a financial advisor, he supervised one dozen investment portfolios. He partnered with Financial World Magazine in the creation and distribution of Weisman Stock Selections. He was recognized by Forbes Magazine as having the best performing model portfolio. In a distinguished academic career, he has acted as Chairman and/or Dean of the graduate and undergraduate departments at Long Island University, Iona College and
Mercy College.

David E. Walsh
Chief Operating Officer (1 year term beginning May, 2000)

A senior executive with extensive experience directing global initiatives of international companies, Mr. Walsh managed start-up manufacturing operations in Europe and China for United Production, Inc. As Group Engineering Manager for Johnson & Johnson, he oversaw large-scale projects with budgets up to $75 million.

Sebastian J Paguni
Executive Vice President and Director (2 year term beginning June, 2000)

Mr. Paguni is an executive and entrepreneur specializing in financial analysis, investor relations and guiding firms through periods of rapid growth. He has broad experience in the management of people and projects and has expertise in providing development project analysis, in financing acquisitions and in investor consulting services. He has successfully managed businesses from start-up to ongoing profitability through creative approaches to marketing, sales, distribution and administration.

Anatoly Tsaliovitch, PhD
Vice President of Research and Development (2 year term beginning May 1, 2000)

Dr. Tsaliovitch is an acknowledged expert in the fields of electrical, electronic and electromagnetic engineering R&D management. He specializes in radio frequency (RF) and microwave design, telecommunications and PCS/Wireless, electromagnetic compatibility (EMC), broadband networking and applied electromagnetic research. He served as a Technology Consultant and manager at AT&T Bell Labs, and Thomas & Betts Corporation. Dr. Tsaliovitch is author and editor of numerous technical books, handbooks, textbooks, scientific papers, and holds numerous patents in his name. He is a frequently sought after lecturer at institutions, conferences, and engineering meetings in the U.S. and abroad. He received the IEEE Society's prestigious "Richard
H. Stoddard Award" for his contributions to EMC research and development.

(B) There are no family relationships among any of the directors, executive officers, or any person nominated or chosen to be a director or executive officer.

(C) 1. There are no legal proceedings, pending or completed against the Company, its directors, executive officers, or of any business that any such person was a general partner or executive officer.

2. None of the directors or executive officers has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.

3. No executive officer or director has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such executive officer or director of the Company or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.

4. No executive officer or director has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.

Item 6. EXECUTIVE COMPENSATION

                         SUMMARY COMPENSATION TABLE

   ---------------------------------------------------------------------------
                                               LONG TERM COMPENSATION
-------------------------------------------- ------- --------------------------
                 ANNUAL COMPENSATION         AWARDS            PAY-OUTS
-------------------- -------------- ----------------------- ------- ---------
(A)       (B)   (C)     (D)     (E)      (F)          (G)      (H)      (I)
------- ------- ----- -------- -------- ------------ ------ -------- --------
NAME &   YEAR  SALARY  BONUS  OTHER   RESTRICTED   SECURITIES LTIP     OTHER
POSITION                      ANNUAL  STOCK       UNDERLYING
                              COMP    AWARDS      OPTIONS/SAR
                  $     $      $                                         $
-------------   ----- ------- ------  -------   -------------- ------- ------
Benjamin 2000  120,000   0       0      none         600,000     none    none
Weisman
CEO

David   2000        0    0       0        0           40,000     none    none
Walsh
COO

Sebastian2000  120,000   0       0         0          600,000    none    none
Paguni, Jr.
Ex. VP

Anatoli  2000  66,000    0       0         0           25,000    none    none
Tsaliovitch
VP R&D
------------------------------------------------------------------------------

Item 7. Certain Relationships and Related Transactions:

(A) There have been no transactions or proposed transactions to which the Company was or is to be a party, in which any of its officers, directors, nominees had a direct or indirect material interest.

(B) The Company has not issued, either directly or indirectly, anything of value to any promoter, including money, shares, property, assets, contracts or options of any kind.

(C) The Company has not granted any material underwriting discounts or commissions upon the sale of securities to any party who was or is to be a principal underwriter or is controlling person or member of a firm that was to be a principal underwriter.

(D) There have been no transactions either to purchase or sell assets of the Company extraordinary to the normal business operations of the Company.

Item 8.  Description of Securities

1. The Company's common equity shares have no dividend or preemption rights and voting rights of one vote per share.

The Board of Directors of the Company may from time to time declare, and the Company may pay, dividends on its outstanding shares in the manner and upon the terms and conditions set forth by law and its Articles of Incorporation. The Company to date has not declared any dividends.

(A) The Company has no debt securities.


PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder's Matters

The Company's stock began trading on the NASD OTC Bulletin Board on
December 30, 1998.  The following represents the high and low prices for each
quarter there from.   As of September 30, 1999, the Company had 337 record
holders of its Common Stock.

                      High/Low Performance by Quarter


--------------  --------------  -----------  ---------- -------------
  (1)             (2)            (3)            (4)         (5)
-------------- ---------------  -----------  ----------  ------------
Quarter                           March         June     September
Quarter Ending               1999          1999      1999
High                                 13.50         22.50       15.00
-------------- --------------   -----------  ----------  ------------
Low                                  12.75        22.00        13
-------------- --------------   -----------  ----------  ------------

Item 2. LEGAL PROCEEDINGS

There are no legal proceedings, judicial or administrative, pending against the Company.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Jones, Jensen & Company ("Jones") were previously the principal accountants
of Diabetex International Corp. (formerly Sheridan Industries).   On February
1, 1999, the Board of Directors approved the engagement of the firm of Crouch, Bierwolf & Chisholm ("Crouch") to replace Jones, which change was made at the election of the new Board of Directors of the Company. In connection with the audit of the previous fiscal years ended December 31, 1996,and throughout the subsequent interim period throughout the effective date of their replacement, there were no disagreements with Jones on any matter of accounting principal or practices, financial statement disclosure or auditing scope or procedures. These disagreements, if any, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

Furthermore, said firm has not advised the registrant of any reportable events. The accountant's report of Jones on the financial statements of the Company as of and for the year ended December 31, 1996 did not contain any adverse opinion or disclaimer, nor were they qualified as to the uncertainty, audit scope or accounting principles except as to the issue of a going concern.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES

On January 4, 1999, the Company filed a Form D Notice of Sale of Securities Pursuant to Regulation D with the Securities and Exchange Commission under Rule 504 adopted under the Securities Act of 1933 (the "Act") as amended. The securities sold were common shares and the aggregate dollars raised were $100,000 to two accredited investors, Colonial National, Ltd. and Hamilton,
Ltd.    No officer, director or affiliate received any payment from these funds.

On January 4, 1999 through January 15, 1999, the Company sold 950,000 common
shares at an offering price of $.05 per share.   All sales were made pursuant
to an exemption under Rule 506 of Regulation D adopted under the Act as
amended.   Investors received information required by Rule 506 of Regulation
D the Act and other requirements of Regulation D were met. The shares were issued to investors as follows:

                        SHARES ISSUED

----------------------------------------   --------------------------
               (1)                                 (2)
----------------------------------------   --------------------------
NAMES OF PURCHASERS                         NUMBER OF SHARES PURCHASED
Ingrid P. Abbey  			                        41,000
Anne Ainsworth                                  	 5,000
Betty and Darl Atlman                           	 1,000
Craig E. Anderson                               	 1,000
Mary Lou Anderson                               	 1,000
B&A Trading                                            1,000
Eliot Bauer                                    	       4,000
Shawn Burke                                    		 3,500
Deverlee Bradin                                       10,000
Jennifer Burke                                 	       3,500
Margaret Sue Carn                              		   500
Dana Cartwright                                       20,000
Terry Cartwright                               		 4,000
Terry Cartwright                                 	16,000
Richard A Chudley                                	19,200
Arlene Churchill                               	       5,000
James Drake                                     	11,000
Gurinder S Garch                                       1,000
Theodore Georgoff                              	         500
Tim J. Gephardt                                	       5,000
GLS Property Management                          	10,000
Robert E. Gomer                                 	 1,000
Walter Grady                                   		   500
Richard Hooton                                   	15,000
JMT3T Holdings                      		         500
Ajit Khanuja                                    	 1,000
Ajit Khanuja                                    	 1,000



                        SHARES ISSUED - CONTINUED

----------------------------------------   --------------------------
               (1)                                 (2)
----------------------------------------    --------------------------
NAMES OF PURCHASERS                         NUMBER OF SHARES PURCHASED
Benjamin Kirach                                 	 14,000
Godel Kirschenbaum                        	       14,000
Paul Kramer                                     	  1,200
Hans Liebig                                    		  5,000
Elayne Fann                                    		  1,000
Robert Klor                               		    400
Blake Kenne Taylor                              	  5,500
Angel S. Luca                                  		  1,000
Patricia McKone                                 	 16,000
Spencer McOscar                                 	 40,000
Henry Merce, Jr.                                	  5,000
Louis Meyers                                    	  5,000
Mark Montefiore                                 	 10,000
James Nunn                                      	 11,000
John Parnes                                    		  6,000
Carol Pfeifer                                   	 70,000
Robert Pfeifer                                  	 50,000
Micael Pizza                                    	  5,000
Kerm Rudolph                                    	 40,000
Beverlee Robinson                               	  5,000
Thomas Rudolph                                  	  5,000
Stephen Rudolph                                 	  4,000
John Sampson                                    	  8,500
Kenneth Schatz                                  	 37,500
Sandra Smith Trus                               	  3,000
Taylor Press Prodts Co                          	  1,000
Thomas Taylor                                   	 28,500
Edward Taylor                                   	 12,500
John Unger                                      	  5,000
Blaine Wagner                                   	  2,500
David Wagner                                    	  2,000
John Walker                                     	 12,500
Lancer Weinrich, Sr.                            	  1,000
Robert Wiley                                    	 90,000
Irvin Wisniewski                          		    500
Holdon-Russel Wood                              	  1,600




                             PART III
              Diabetex International Corporation and Subsidiary
                 (Formerly Sheridan Industries, Inc.)
                   Consolidated Financial Statements


INDEPENDENT AUDITOR'S REPORT


Stockholders and Directors
Diabetex International Corporation and subsidiary
Sacramento, CA

We have audited the accompanying consolidated balance sheets of Diabetex International Corporation (a Nevada Corporation) (a development stage enterprise) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Diabetex International Corporation for the period September 14, 1983 to December 31, 1996 were audited by other accountants whose report is dated January 15, 1997 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diabetex International Corporation at December 31, 1999 and 1998, and the results of its operations and cash flows for the years 1999 , 1998 and 1997, and for the period from September 14, 1983 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crouch, Bierwolf & Chisholm
Salt Lake City, UT
April 12, 2000


INDEPENDENT AUDITOR'S REPORT


Board of Directors
Sheridan Industries, Inc
New York, NY

We have audited the accompanying balance sheets of Sheridan Industries, Inc. (a development stage company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1996, 1995 and 1994 and from the date of inception on September 14, 1993 through December 31,1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sheridan Industries, Inc. as of December 31, 1996 and 1995, and the results of its operations and cash flows for the years ended December 31, 1996, 1995 and 1994 and from the date of inception on September 14, 1993 through December 31, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is a development stage company with no operations to date. Since the Company has had no operations to date, there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from this uncertainty.


/s/ Jones, Jensen & Company
January 15, 1997



          	Diabetex International Corporation and Subsidiary
                  	(A Development Stage Company)
                     	Consolidated Balance Sheets

                     BALANCE SHEET

     	ASSETS                                                   December 31,
                        		                      1999   		      1998
------------------------------------------  -----------------  ------------
------------------------------------------ ------------------  -------------
CURRENT ASSETS
Cash (Note 1)                              $       	351        $      -
Account Receivable (Net of allowance of $0)         23,418	            -
Total Current Assets		                      23,769	            -

Property, Plant & Equipment (Note 4)(Net)            2,408              -

Other Assets
Intangible Assets (Note 3) (Net)	               14,770,772           -
Prepaid expenses (Note 7)   	                        249,703	      -
                                             $     15,046,652     $     -

	LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)

CURRENT LIABILITIES
Accounts payable & accrued expenses          $     152,952       $   4,050
Accounts payable-related party (Note 6)            182,813	             -
Total Current Liabilities		               335,765           4,050

CONTINGENCIES AND
   COMMITMENTS (Note 8)	                                -                -

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock; $.002 par value;
 50,000,000 shares authorized,
 13,110,929 and 42,511 shares
 issued and outstanding (Note 2)                   26,222               85
Additional paid-in capital                     16,606,914           53,499
Deficit accumulated during the
  	  development stage                      (1,922,250)        (157,634 )

Total Stockholders' Equity(Deficit)            14,710,886         (  4,050 )
                                       	  $  15,046,652      $         -


             	Diabetex International Corporation and Subsidiary
                   	(A Development Stage Company)
                	Consolidated Statements of Operations

                    STATEMENT OF OPERATIONS
                                                			 From
                      		                                     Inception on
    	                                                             September 14,
                   		For the Year Ended                   1983 to
                   		December 31,           	             December 31,
Statement of Operations      	1999       		    1998           1999
-------------------------   --------------  ------------ ---------------
REVENUES	            $	     40,605 $      -      $        40,605

EXPENSES
 Amortization and Depreciation    778,008	       -              778,008
     Professional Services	    903,009	      650	          938,859
     Legal		 		     81,231		 -               81,232
     Public Relations		     13,794        -   	           13,794
     Administrative		     29,179		 -    	    150,462

   Total Expenses			  1,805,221	      650           1,962,355

NET LOSS BEFORE
   INCOME TAXES	              (1,746,616)   ( 650) 	       ( 1,921,750)

PROVISION FOR
   TAXES (Note 1)		                -        -           (       500)

NET LOSS		        $   ( 1,746,616) $  (  650)    $   ( 1,922,750)

LOSS PER SHARE
   (Note 1)		        $	(       .14) $  (  .02)

AVERAGE SHARES
   OUTSTANDING			 12,288,901	     42,511


                 	Diabetex International Corporation and Subsidiary (A Development Stage Company)
                  	Consolidated Statements of Stockholders' Equity

                STOCKHOLDERS' EQUITY
                                      		    	    Accumulated
        			                     Capital in    Deficit During
                           	Common  Common  Excess of     Retained
Stockholders' Equity       	Shares  Stock   Par Value     Deficit
--------------------------- ------- ------ ------------- -------------
Balance, December 31, 1989	   862  $   2  $     94,173 $	  (96,973)

Loss for the Year	                 -      -   	         - 	  (   130)
Balance, December 31, 1990	   862      2         94,173    (97,103)

Issues 225 shares to an
officer in cancellation of debt
at $16.77 per share 		   225      1          3,772            -

Loss for the Year		           -      -    		-   	  (  3,333)
Balance, December 31, 1991     1,087 	3 	    97,945    (100,436)

Expenses paid on the Company's
 behalf contributed to capital      -     -    	     2,666	         -

March 5, 1992, issued 1,250
 shares for services rendered
 for $8 per share 		  1,250      2 		9,998	         -

Loss for the Year		             -   	  -             -    ( 10,278)
Balance, December 31, 1992      2,337       5       110,609    (110,714)

Loss for the Year		             -   	  -           -  	   (    136)
Balance, December 31, 1993       2,337      5 	    110,609    (110,850)

October 17, 1994, issued
 25,000 shares for expenses paid
 on the Company's behalf for
 $.84 per share 		         25,000     50 	     20,950          -

Expenses paid on the Company's
behalf contributed to capital	        -      -          612 	   -

Loss for the Year		              -      -            -    ( 22,903)
Balance, December 31, 1994	   27,337     55 	    132,171    (133,753)

Expenses paid on the Company's
behalf contributed to capital         -  	   -        1,227      	   -

Loss for the Year	                    -      -   	    -    (    100)
Balance, December 31, 1995	   27,337     55 	    133,398    (133,853)

Loss for the Year	            	  -      -   	    -    (    100)
Balance, December 31, 1996	   27,337 	  55 	    133,398    (133,953)


                      	Diabetex International Corporation and Subsidiary
                            	(A Development Stage Company)
                      	Consolidated Statements of Stockholders' Equity
                                      	(continued)
          STOCKHOLDERS' EQUITY -CONTINUED

                                                       	  Accumulated
                                           	Capital in    Deficit During
                          Common	Common  	Excess of	  Retained
Stockholders'Equity    	  Shares 	Stock 	Par Value     Deficit
------------------------- --------- ---------- -------------- --------------
Balance, December 31, 1996  27,337 	$     55 	$	133,398 $	    (133,953)

Shares issued for asset
of Aladdin Transportation,
Landmark, Inc. and Over 100,
Inc. for $0 per share 	    82,500        165 		   (165)           	-

Shares issued for
incentives for loans
to Aladdin Transportation,
Landmark, Inc. and
Over 100, Inc. for
$.80 per share 	           25,163        50     	 20,081		       -

Shares canceled by
various shareholders  	  (10,000)	      (20)		        20 		       -

Shares canceled for
acquisition of
Aladdin Transportation,
Landmark,
Inc. and Over 100,
Inc.                 	  (82,500)	       (165)		     165 	         -

Shares issued for
Presidential and
Regal Limousine
Service for $0
per share 		          4,000	          8                    (8) 	        -

Shares canceled
for Presidential
and Regal Limousine
Service		        (4,000)	          (8)	              8 	        -

Net Loss for the Year	       -   	           -   	              - 	   (23,031)

Balance, December 31, 1997 42,500 	       	85 		  153,499	  (156,984)

Rounding due to reverse
stock split (Note 2)	       11 		        -   		   - 	      -

Net Loss for the Year		  -   	        -   		   -     (   650)

Balance, December 31, 1998  42,511 		      85 		  153,499 	  (157,634)





      	Diabetex International Corporation and Subsidiary
	            (A Development Stage Company)
      	Consolidated Statements of Stockholders' Equity
	                        (continued)

          STOCKHOLDERS' EQUITY -CONTINUED-


                                                             	  Accumulated
                                                 	Capital in    Deficit During
                                Common	Common  	  Excess of	  Retained
St ockholders'Equity    	      Shares 	Stock     	Par Value     Deficit
-------------------------    --------- ---------- -------------- --------------

Balance, December 31, 1998	       42,511 $	   85   $	  153,499 	$  (157,634)

Shares issued for cash at $.002
per share 		                    8,387,800  16,775	      530        	-

Shares issued for services at $.05
 per share (Note 2)	            2,000,000	  4,000	   96,000         -

Shares issued for cash at $.05
 per share 		                     875,100	  1,750	   45,767	      -

Shares issued for services at $3
 per share (Note 2)		          50,000	    100	  149,900         -

Shares issued for cash at
$3 per share	                       1,000	      2	    2,998         -

Shares issued for cash at
$10 per share	                     21,307	     43       213,027         -

Shares issued for 100% of
shares of  Advanced
Metabolic Technology
at $10 per share (Note 3)           1,232,261	 2,465	12,320,145         -

Shares issued for intellectual
 properties Hamilton-May, Inc.
 at $10 per share (Note 3)	        300,000	   600	 2,999,400         -

Expenses paid by shareholder in
 Company behalf		                   -         -           4,050         -

Shares issued to Phoenix Energy
 (Note 3)		                    35,000	    70	   349,930	       -

Shares issued for services at
   $10. (Note 2)		              12,500	    25	   124,975	       -

Shares issued for cash at $10          3,450         7	    34,493		 -

Shares issued for services at
   $.75 (Note 2)		             150,000	   300	   112,200		 -

Net Loss for the Year		             -         -   	         -   (1,746,616)

Balance, December 31, 1999     13,110,929  $	26,222	$ 16,606,914 $(1,922,250)


            	Diabetex International Corporation and Subsidiary
	                     (A Development Stage Company)
	                  Consolidated Statements of Cash Flows

           CONOLIDATED STATEMENT OF CASH FLOWS
      							    From
								    Inception on
                                			    September 14,
                    	For the Year Ended          1983 to
                    	December 31,                December 31,
                    	1999     	    1998        1999
CASH FLOWS FROM
------------------   --------------   -------------   ---------------
------------------   --------------   -------------   ---------------
OPERATING ACTIVITIES
Net loss		 $  	( 1,764,616	) $      (  650)	 $	(  1,922,250)
Adjustments to net cash
used by operating activities:
  Depreciation &
  Amortization	          778,008			  -    	     778,008
  Stock issued for
  services/expenses         712,500               -   	     763,631
    Expenses paid by
    a shareholder on the
    Company's behalf	      4,050			  -   		 8,555
    Increase (Decrease)
    in accrued expenseS     331,715			650		     335,765
    Increase (Decrease)
    in prepaids		(   124,702) 		  -   	  (   124,702)
    Increase (Decrease)
  in accounts receivable (  23,418)               -   	  (    23,418)
Net Cash Used by
  Operating Activities   (  86,463)  	        -  	        (   184,411)

CASH FLOWS FROM
  INVESTING ACTIVITIES
    Cash paid for acquisition
    of intangibles      (  225,570) 		  -   	   (   25,570)
    Cash paid for fixed
    assets         	(    3,008) 		  -   	   (    3,008)
Net Cash Provided by
 Investing Activities 	(  228,578) 		  -   	   (  228,578)

CASH FLOWS FROM
 FINANCING ACTIVITIES
 Issuance of common stock   315,392                -   	      429,165
     Stock offering costs	    -   		   -   	   (   15,825)
Net Cash Provided by
Financing Activities 	    315,392			   -   	      413,340

NET INCREASE
(DECREASE)IN CASH			  351 	         -   		     351

CASH, BEGINNING
   OF PERIOD			    -   	         -   		       -

CASH, END OF PERIOD	$	  351		 $	   -        $          351


            	Diabetex International Corporation and Subsidiary
                        	(A Development Stage Company)
	                    Consolidated Statements of Cash Flows
                              	(Continued)

           CONSOLIDATED STATEMENTS OF CASH FLOWS -CONTINUED

                                                              From
                                        			     Inception on
									     September 14,
                         For the Year Ended       	     1983 to
                         December 31,            	     December 31,
                         1999      		1998 			1999
CASH FLOWS FROM
----------------          --------------   -------------    ---------------
------------------       ----------------  -------------    ---------------

CASH PAID FOR:
  Interest 		    $	            -   	$       	-   	$    	   -
  Income taxes	    $	            -     $           -     $        -

Non Cash Transactions
 Stock Issuance for
  Services 		   $	     712,500	$           -   	$     763,631
  Acquisition of
  Intangibles	   $	  15,322,610	$           -     $  15,322,610
  Prepaid expenses   $	     125,000	$       	-   	$     125,000


                	Diabetex International Corporation and Subsidiary (A Development Stage Company)
                 	Notes to the Consolidated Financial Statements
                        	December 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND HISTORY

A.  Organization

The financial statements presented are those of Diabetex International Corporation (formerly Sheridan Industries, Inc.) ( a development stage company). The Company was incorporated under the laws of the State of Utah on September 14, 1983. The Company changed its name to Associated Healthcare, Inc. during 1991 but later rescinded the name change and reverted back to Sheridan Industries, Inc. The Company has never had any operations up to December 31, 1998 and in accordance with SFAS #7, is considered a development stage company. The Company is now involved in the treatment and diagnosis of diabetes.

In 1998, the Company created, and later merged with, a Nevada subsidiary and changed its name to Diabetex International Corporation.

In June 1999, the Company purchased all of the shares of Advanced Metabolic Technologies, a Nevada corporation (AMT) (See Note 3 for discussion of AMT and its activity). AMT was formed on May 19, 1999 as a wholly owned subsidiary of Advanced Metabolic Systems (AMS) which transferred an exclusive license to patented proprietary technology for the treatment of diabetes known as Metabolic Activation.

b.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

c.   Loss Per Share

The computations of loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements.
 Fully diluted loss per share and basic loss per share at December 31, 1999 is the same since any outstanding stock equivalents at December 31, 1999 (335,243 shares) would be antidilutive. There were no outstanding stock equivalents for all other periods; therefore, basic and fully diluted shares are the same.

                    	Diabetex International Corporation
                      	(A Development Stage Company)
                     	Notes to the Financial Statements
                       	December 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND HISTORY (continued)

d.  Provision for Taxes

The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended December 31, 1998 and was applied retroactively.

Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

Deferred income taxes result from temporary differences in the recognition of
accounting transactions for tax and financial reporting purposes.   There
were no temporary differences at December 31, 1999 and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

The Company has cumulative net operating loss carryforwards of over $1,850,000 at December 31, 1999. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is highly improbable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at December 31, 1999 have been offset by valuation reserves of the same amount. The net operating losses begin to expire in the year 2003.

e.   Cash or Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

f.   Consolidated Financial Statements

The consolidated financial statements include the accounts of Diabetex International Corporation and its subsidiary, Advanced Metabolic Technology. Collectively, these entities are referred to as the Company. All significant intercompany transactions and accounts have been eliminated.

g.   Impairment of Long Lived Assets

All long-lived assets (including intangible assets) are evaluated for are evaluated for impairment wherever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
An impaired asset is written down to its estimated fair market value based on the best information available. The Company determines whether an impairment has occurred by comparing the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal to the asset's carrying amount. If the carrying amount exceeds the undiscounted future cash flows, then the impairment charge is calculated as the excess of the carrying amount of the asset over the fair market value.

                        	Diabetex International Corporation
                         	(A Development Stage Company)
                        	Notes to the Financial Statements
                          	December 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND HISTORY (continued)

h.   Stock compensation awards and other non cash transactions

The Company entered into several transactions that involved stock or stock options for goods or services and acquisitions of subsidiaries and medical technologies. These transactions were recorded at estimated fair market value of the stock being offered at private placement prices to the general public, publically traded prices, or some other fair value as best determined by the board of directors with the facts and circumstances present at the s to the general public, publically traded prices, or some other fair value as best determined by the board of directors with the facts and circumstances present at the time of the transaction. (See Note 2 regarding specific transactions).

NOTE 2 - NON CASH TRANSACTIONS

During 1999, the Company issued stock for services and the purchase of a subsidiary and other intellectual properties related to the medical field, specifically technology that advances the treatment and diagnosis of diabetes.

The transactions were recorded at estimated fair market value of the stock, specifically the price of stock being offered at private placement prices to the general public, or some other negotiated arms length transaction as best determined at the time by the board of directors. The following transactions occurred in the first six months of 1999:

-In January, 1999, 2,000,000 shares were issued for services rendered for assistance in obtaining the Company's license to 44 patents covering technology related to non invasive blood glucose monitoring. These shares were valued at $.05 per share or total value of $100,000.

-In March, 1999, 50,000 shares were issued for services rendered related to the acquisition of Advanced Metabolic Technologies. The shares were valued at $3 per share or $150,000.

- In June, 1999, 1,232,261 shares were issued for acquisition of all of the stock of Advanced Metabolic Technologies (see note 3). The purchase price was $10 per share or a total value of $12,322,610. The fair market value of the stock was $10 (private placement purchase price). The Company had an appraisal completed on Advanced Metabolic Technologies intellectual properties which substantiated a value greater than the purchase price
(Note 3).

In June, 1999, 300,000 shares were issued for acquisition of a license for all the intellectual properties related to an insulin pump developed by Hamilton May, Inc. The purchase price was $10 per share or a total value of $3,000,000. The fair market value of the stock was $10 (private placement purchase price).

In July, 1999, 35,000 shares were issued to Phoenix Energy for consulting services. The fair market value of the stock was $10 (Private Placement purchase price).

                   	Diabetex International Corporation
                     	(A Development Stage Company)
                    	Notes to the Financial Statements
                        	December 31, 1999 and 1998

NOTE 2 - NON CASH TRANSACTIONS - (continued)

In September, 1999, 12,500 shares were issued to Anatoli Tsaliovich for services to be rendered in connection with the miniaturization and perfection of the non-invasive blood glucose monitors and hyper/hypo glycemic warning devices. The fair market value of the stock was $10. (Private Placement purchase price). These expenses were expenses of Solid State Farms and credited as a prepaid royalty. (Note 8).

In December, 1999, 50,000 shares of stock were issued to Nathan Drage for services performed for the Company early in the year and not previously ompensated. The shares are further restricted than normal Rule 144 restrictions and have required revenue platforms before sales of the shares can occur. Due to these additional restrictions, the shares were valued at $0.75 per share.

In December, 1999, 100,000 shares of stock were issued to Philip Blomquist for services performed early in the year for the Company and not previously compensated. The shares are further restricted than normal Rule 144 restrictions and have required revenue platforms before sales of the shares can occur. Due to these additional restrictions, the shares were valued at $0.75 per share.

In October, November and December, 1999, Dominion purchased 3,450 shares of restricted stock at $10 per share from a purchase agreement obtained in March 1999. (Note 9).

NOTE 3 - ACQUISITION OF INTANGIBLE ASSETS

Advanced Metabolic Technologies (AMT)
-----------------------------------------
AMT owns an exclusive license to market, and otherwise exploit, that certain therapy known as hepatic activation or metabolic activation (the therapy). A patent has been granted covering the therapy (May 1988) and the patent is a subject of the license. The license includes any and all improvements to the therapy, the subject patent or any related subsequent patents. The therapy has been developed at the Aoki Diabetes Research Institute (ADRI) under the direction of Dr. Thomas Aoki. ADRI is associated with and maintains its offices and clinic on the campus of the University of California, Davis, in Sacramento, California.

This treatment is delivered by special intravenous infusion devise (pump) with the treatment programed into the devise. The devise (Bionica Microdose) with the Company's treatment embedded in the devise has been FDA approved and in use since 1988. The treatment has been refined over the years including clinical use on human subjects, and clinical trials for over ten years with constant following of patients to demonstrate the ability of the treatment to prevent, stop and in some ways reverse the common complications of diabetes.

                     	Diabetex International Corporation
                      	(A Development Stage Company)
                     	Notes to the Financial Statements
                        	December 31, 1999 and 1998

NOTE 3 - ACQUISITION OF INTANGIBLE ASSETS (continued)

Patients that have undergone regular treatments have reported improvements in diabetes related health complications such as restoration of kidney function or cessation of kidney degeneration, restoration of eyesight or cessation of eyesight degeneration, improved heart metabolism, cessation of diabetic hyper/hypo glycemic blackouts, and improved sense of general health and well diabetic hyper/hypo glycemic blackouts, and improved sense of general health and well being and other benefits. Presently, ADRI and five private clinics administer the therapy to patients on a fee basis. The Company carries this asset on its books at a cost of $ 12,548,180 paid in stock and cash.

The Company issued 1,232,261 shares of common stock for all the outstanding shares of AMT (800,000 shares). The only asset of AMT was the license to market a therapy known as hepatic activitation or metabolic activation. As part of the acquisition, the Company agreed to pay a $50,000 outstanding debt of AMT, pay all legal costs of the acquisition, and pay directly to the stockholder of AMT, cash in the amount of $150,000 over a period of 10 months.

Hamilton May
-----------------
Hamilton May Corporation has sold the Company a license to market, and otherwise exploit, that certain mechanical device known as the Hamilton May Pump (the pump). The license includes any and all improvements to the pump and rights to patent protection if a patent, covering the pump, is ever granted. The pump has been developed under the direction of Dr. Nardo Zaias of Miami, Florida. The pump has been shown to have the ability to deliver pulses of insulin and insulin related products to patients with tremendous precision and without shear. The pump has the feature of being a two-way system in that it has the capacity to both deliver and draw when attached to a patient.

The Company issued 300,000 shares of common stock for the Hamilton/May pump. 00 shares of common stock for the Hamilton/May pump.

Herein is a summary of the purchase of Advanced Metobolic Technology (AMT) and Hamilton/May pump:

AMT

Purchase of AMT intellectual properties:
Stock (1,232,261 shares @ $10 per share)	                $    12,322,610
Cash paid for legal services on transaction 	                   25,570
Cash paid over time ($15,000 over 10 months)(note 6)              150,000
Assumption of debt (note 6)			                         50,000
                                                        ------------------
                                                               12,548,180
                 			                                     50,000
                                                        ------------------
                                                               12,548,180
Hamilton/May

Purchase of Hamilton/May pump
Stock (300,000 shares @ $10 per share)			          3,000,000
                                                        --------------------
Total 								                                            $    15,548,180


                         	Diabetex International Corporation
                           	(A Development Stage Company)
                          	Notes to the Financial Statements
                              	December 31, 1999 and 1998

NOTE 3 - ACQUISITION OF INTANGIBLE ASSETS (continued)

The amortization of the intellectual properties of AMT and Hamilton/May began June 30, 1999. Amortization expense for 1999 is $777,408.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property and equipment are recorded at cost. Repairs and maintenance are charged to operations, and renewals and additions are capitalized.

Property and equipment consists of the following:
                                                        December  31,
      		                         1999	       1998
                                          ----------- ---------------
Computer Equipment		          $      	3,008 $      -
 	Less: Accumulated Depreciation             (600)       -
                                          ----------- ---------------
                                        $       2,408	$      -
                                         ============ ===============
Depreciation is based on the estimated useful life of the asset either on a straight line basis over 5 years.

Depreciation expense for 1999 and 1998 was $600 and $0, respectively.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

At the time of the purchase of American Metabolic Technology (Note 3), the Company agreed to pay $150,000 in closing and other costs over a period of time and another $50,000 for research performed by another research development firm for AMT before the purchase. These payments were part of the negotiated purchase price of AMT and were included in the basis of the cost of AMT. $17,187 was paid in 1999.

Solid State Farms and the Company have several common shareholders with the Company and has entered into a 7% royalty agreement for any sale of its products or services. The Company has advanced $249,703 towards those royalties. (See Note 7 and 8).

                      	Diabetex International Corporation
                        	(A Development Stage Company)
                       	Notes to the Financial Statements
                         	December 31, 1999 and 1998

NOTE 7 - PREPAID EXPENSES

As part of the licensing agreement with Solid State Farms, Inc. (Note 8), the Company has agreed to pay a royalty of 7% of all sales of products or services of the Solid State technology. The contract calls for advances to be paid against the royalties to assist Solid State in the development of its current and future products and other ongoing general overhead of Solid State. In 1999, the Company advanced $249,703 towards these expenses.

Prepaid expenses consists of the following:

Advances to affiliate for advance royalties (Note 8)     $ 249,703
                                                        --------------
                                                         $ 249,703
                                                        ==============

NOTE 8 - COMMITMENTS AND CONTINGENCIES

As part of the purchase of AMT, the Company agreed to pay $200,000 to Advanced Metobolic Systems (AMS), former parent of AMT, in closing costs and other expenses related to the previous licensing agreement between AMS and Aoki Diabetes Research Institute (ADRI) to fund the continuing research of ADRI into advancing the metabolic activation process through a 5% royalty on all revenues of the metabolic activation technology developed by AMT. The Company also agreed to pay AMS $75,000 for services related to the insurance billing of AMT for its metabolic activation therapy. $12,500 of unpaid consulting fees was accrued for the six months ended December 31, 1999.

The Company signed an agreement effective June 30, 1999 to fund two consulting contracts for a total cost of $220,000 per year ($18,334 per month). Of this amount, $7,500 is accrued per month until such time as the Company can determine that it can pay the additional compensation. The consulting contracts are for a period of two years and is renewable for another year upon approval of both parties. The consulting agreement for $10,000 per month is payable in cash or restricted stock which will be valued at one half of the average bid price for a period of 30 days before the payment of services. Total compensation paid through December 31, 1999 was $7,000.  Accrued compensation at December 31, 1999 was $103,000

In 1999, The Company entered into a licensing agreement with Solid State Farms, Inc. for their 44 international patents covering proprietary technology to monitor blood glucose levels non-invasively. The agreement calls for a payment of a 7% of the adjusted gross sales price on all licensed products. The Company has made advance royalty payments of $249,703 on this royalty as of December 31, 1999.

NOTE 9 - STOCK OPTIONS/PRIVATE PLACEMENT OF RESTRICTED STOCK

In March, 1999, the board of directors set the price of restricted stock sales at $10 per share and offered a foreign corporation an extended agreement for a period of one year to purchase 50,000 restricted shares for the $10 price. 25,243 options remain unpurchased at December 31, 1999.


                         Diabetex International Corporation
                          (A Development Stage Company)
                        	Notes to the Financial Statements
                           	December 31, 1999 and 1998

NOTE 9 - STOCK OPTIONS/PRIVATE PLACEMENT OF RESTRICTED STOCK (continued)

In August, 1999, the Company issued a one year option to Hank Bagly to purchase up to 10,000 shares at a price of $6.00 each. No options were exercised in 1999.

In November, 1999, the Company issued a five year option to M. H. Meyerson and Co., Inc. to purchase up to 300,000 shares at a price of $10 each in exchange for investment banking services during the five year term. No options were exercised in 1999.

NOTE 10 - REVERSE STOCK SPLIT

In 1998, the Company shareholders approved a 1 for 400 reverse stock split of its common shares. The financial statements have been restated retroactively to show the effects of the split.

NOTE 11 - MARKET SEGMENT INFORMATION

The company is in the business of providing equipment for the monitoring and treatment of diseases of improper metabolism including its first major market, Diabetes. The company has three independent but related lines of products and services; a) non-invasive biological monitoring; b) metabolic activation equipment and treatment, and c) new high accuracy infusion devices for the automatic delivery of its treatments.

Non-invasive Biological Monitoring

An exclusive worldwide license to exploit, manufacture and market patented devices to non-invasively determine blood glucose, hemoglobin A1C, and other blood levels to help treat diabetes and potentially other diseases. These device prototypes are in development, are being tested and refined, and have not been submitted for approval by the US Food and Drug Administration ("FDA").

Metabolic Activation

An exclusive license to exploit and market a patented metabolism treatment called Metabolic Activation (also known as hepatic activation of Continuous Intermittent Insulin Therapy, CIIIT in some medical publications). This treatment is delivered by a special infusion device with the treatment programmed into the device, and is FDA approved since 1988. The treatment has been in development for over ten years by Advanced Metabolic Systems, Inc., and has been used for the last ten years, with constant following to demonstrate the stopping of complications of diabetes, and certain other metabolism related disease states. The Company acquired this treatment, business, licenses, special infusion devices and know-how by exchange of its shares with Advanced Metabolic Systems, Inc. (AMS).

                   Diabetex International Corporation
                     (A Development Stage Company)
                  	Notes to the Financial Statements
                     	December 31, 1999 and 1998

NOTE 11 - MARKET SEGMENT INFORMATION (continued)

Infusion Devices

An exclusive worldwide license to finish development, exploit, manufacture and sell an ultra accurate pumping system which will replace the current FDA approved device, and provide for automatic delivery of the treatment, and any insulin or insulin related products. This technology was acquired from Hamilton/May, Inc.

As of December 31, 1999, the Company has not realized significant income from any of the three distinct technologies. Other selected financial information regarding each segment as follows:

                           INCOME STATEMENT INFORMATION

                   Biological    Metabolic   Infusion
                   Monitoring   Activation   Devices  Corp.      Total
Income Statement
Information
------------------ ----------- ------------ ------- ---------- -------------
Sales              $   -      $      40,605 $     - $       -  $      40,605
Expenses		     -            422,594   45,000  1,365,127    1,832,721
Profit/loss from
operations	       $   -      $   ( 381,989)$ (45,00)$(1,240,12)$ (1,667,116)

Balance SheetInformation

Assets	       $  -      $   11,920,771 $2,850,000$ 275,881 $  15,046,652
Liabilities        $  -	     $      310,248 $       - $  25,517 $    335,765

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has negative working capital and has had recurring operating losses and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management intends to fund its subsidiaries' activities, according to the business plan, and emerge profitable sometime in the future.



EXHIBIT INDEX

2.1(a) Agreement and Plan of Reorganization between Diabetex International
       Corp. and Advanced Metabolic Systems dated June 30, 1999

   (b) Asset Sale Agreement Dated May 26, 1999

3.1(a) Articles of Incorporation of Sheridan Industries, Inc. (issuer -- UT)

  (a) Article of Incorporation of Sheridan Ind. (NV)

3.1(b) Articles of Incorporation of Advanced Metabolic Tech. (subsidiary)

   (c) Articles of Incorporation of Hamilton May Corporation (Licensor)

3.2(a) Bylaws of Sheridan Ind.

3.2(b) Bylaws of Hamilton May Corporation (Licensor)

 10(a) Consulting Agreement for Thomas Aoki dated June 30, 1999

 10(b) Consulting Agreement for Gregory Gilbert dated June 30, 1999

10(c) License Agreement between Hamilton May Corp., Gregory Gilbert and
       Diabetex International Corp. dated June 30, 1999
10(d) Consulting Agreement Harvey Markowitz
10(e)  Consulting Agreement Dr. Hashim

99.1   Aoki Patent



                                 FOOTNOTES

1 Mike Gleit. President, Elm Drugs, a leading New York City (Manhattan,
  Brooklyn, Queens counties) neighborhood pharmacy chain.
2 Boris Mantell. President, The New York Pharmacists Society. In depth interview.
3 Center for Disease Control. 1997 study: "The Burden of Diabetes"
4 American Diabetes Association. "Eastern Region Diabetes Demographics." Aug,
  2000.
5 US Census Annual Demographic study.
6 Similar to what is used by national or regional retail store operations when opening branch, neighborhood stores.
7 American Diabetes Association; Center for Disease Control; American
  Association of Diabetes Educators
8 Interview with Bill Augustine of Market Measure Inc who conducted a survey of 400 Type II individuals with diabetes, Oct, 1999.
9 Refer to Exhibit V in this plan.
10 www.fda.gov/cdrh/meetings/glucosetest.html
11 http://biz.yahoo.com/prnews/00612/tx_cygnus_.html
12 "Statistics about adults and children with Diabetes".
    www.inulin-pumpers.org/about.shtml
13 Study surveying practices of 802 professional diabetic educators and physicians who have diabetes, focused on the therapy that they practiced for themselves. Business Wire. May 22, 2000 & Diabetes Educator. May/June 2000.
14 David Kliff, Publisher of Diabetic Investor. The Wall Street Transcript.
   June 6,2000. http//www.twst.com/info/info108.htm
15 Refer to exhibit II in this plan.
16 SKA information Services, Inc.